    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1997

                                                      REGISTRATION NO.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           ARTHUR J. GALLAGHER & CO.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    6411                    36-2151613
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION     IDENTIFICATION NO.)
     INCORPORATION OR             CODE NO.)
      ORGANIZATION)
                               TWO PIERCE PLACE
                          ITASCA, ILLINOIS 60143-3141
                                (630) 773-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ----------------
                                 CARL E. FASIG
                             COUNSEL AND SECRETARY
                           ARTHUR J. GALLAGHER & CO.
                               TWO PIERCE PLACE
                          ITASCA, ILLINOIS 60143-3141
                                (630) 285-3449
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                 COPIES OF ALL COMMUNICATIONS AND NOTICES TO:
                             JOHN S. CHAPMAN, ESQ.
                             LORD, BISSELL & BROOK
                           115 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of the Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                   PROPOSED
                                                    PROPOSED       MAXIMUM
                                      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES     TO BE      OFFERING PRICE    OFFERING     REGISTRATION
        TO BE REGISTERED          REGISTERED(1)   PER SHARE(2)     PRICE(2)         FEE
--------------------------------------------------------------------------------------------
                                    1,200,000
Common Stock, $1.00 par value....     shares        $32.875      $39,450,000     $11,954.55

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) In addition to the 1,200,000 shares being registered hereby, the prospectus contained herein also relates to shares previously registered on the Registrant's Registration Statements Nos. 33-76778, 33-58101 and 333-1435.
(2) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, on the basis of the last price quoted for the Registrant's Common Stock, as reported on the consolidated transaction reporting system for securities listed on the New York Stock Exchange on March 14, 1997.
  As permitted by Rule 429, the prospectus in this Registration Statement constitutes Post-Effective Amendment No. 3 to Registration Statement No. 33-76778 which became effective March 30, 1994, Post-Effective Amendment No. 2 to Registration Statement No. 33-58101 which became effective April 24, 1995 and Post-Effective Amendment No. 1 to Registration Statement No. 333-1435 which became effective March 27, 1996.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION
8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           ARTHUR J. GALLAGHER & CO.

                             CROSS REFERENCE SHEET

  Pursuant to Item 501(b) of Regulation S-K, showing the location in the Prospectus of the answers to the items in Part I of Form S-1.

       ITEM NO. AND CAPTION                     LOCATION IN PROSPECTUS
       --------------------                     ----------------------
 1. Forepart of the Registration
    Statement and Outside Front
    Cover Page of Prospectus.......  Cover Page; Facing Page
 2. Inside Front and Outside Back
    Cover Pages of Prospectus......  Inside Front Cover; Available Information
 3. Summary Information, Risk
    Factors and Ratio of Earnings
    to Fixed Charges...............  Prospectus Summary; The Company
 4. Use of Proceeds................  Cover Page; Securities Covered by this
                                     Prospectus
 5. Determination of Offering        Cover Page; Securities Covered by this
    Price..........................  Prospectus
 6. Dilution.......................                       *
 7. Selling Security Holders.......                       *
 8. Plan of Distribution...........  Cover Page; Securities Covered by this
                                     Prospectus
 9. Description of Securities to be
    Registered.....................  Description of Capital Stock
10. Interest of Named Experts and
    Counsel........................  Legal Opinion
11. Information with Respect to the  Cover Page; The Company; Price Range of
    Registrant.....................  Common Stock and Dividends; Selected Con-
                                     solidated Financial Data; Selected Quar-
                                     terly Financial Data (Unaudited); Manage-
                                     ment's Discussion and Analysis of Financial
                                     Condition and Results of Operations; Busi-
                                     ness of the Company; Management; Certain
                                     Transactions; Security Ownership of Certain
                                     Beneficial Owners and Management; Financial
                                     Statements
12. Disclosure of Commission
    Position on Indemnification for
    Securities Act Liabilities.....                       *

--------
*Not applicable or answer thereto is negative.

PROSPECTUS


                           ARTHUR J. GALLAGHER & CO.

                               2,475,484 SHARES

                         COMMON STOCK, $1.00 PAR VALUE

                               ----------------

  All of the 2,475,484 shares of common stock, par value $1.00 ("Common Stock"), of Arthur J. Gallagher & Co. (the "Company") offered hereby may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties. See "Securities Covered by this Prospectus."

  The last sales price of the Company's Common Stock on March 14, 1997 as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange was $32.875 per share.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION NOR HAS  THE COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
       IS A CRIMINAL OFFENSE.

                               ----------------

                THE DATE OF THIS PROSPECTUS IS MARCH   , 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the offices of the Commission at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549; 500 W. Madison, Suite 1400, Chicago, Illinois 60606; and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, electronically filed documents including reports, proxy material and other information covering the Company can be obtained from the Commission's web site at http://www.sec.gov. The Company's reports, proxy material and informational filings under the Exchange Act may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all of the information set forth in the Registration Statement (of which this Prospectus is a part) and exhibits thereto which the Company has filed with the Commission in Washington, D.C. For further information, reference is made to the Registration Statement including the exhibits filed or incorporated as a part of it.

                               ----------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Available Information..............   2
Prospectus Summary.................   3
The Company........................   4
Securities Covered by this
 Prospectus........................   4
Price Range of Common Stock and
 Dividends.........................   6
Selected Consolidated Financial
 Data..............................   6
Selected Quarterly Financial Data
 (Unaudited).......................   7
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   8
Business of the Company............  11

                                                              PAGE
                                                              ----
                         Management..........................  19
                         Compensation of Executive Officers
                          and Directors......................  21
                         Summary Compensation Table..........  21
                         Principal Holders of Securities.....  25
                         Description of Capital Stock........  26
                         Legal Opinion.......................  29
                         Experts.............................  29
                         Safe Harbor Statement...............  29
                         Index to Financial Statements and
                          Supplementary Data................. F-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is engaged in the insurance brokerage business and provides risk management and other insurance-related services to its clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. The Company operates through approximately 150 offices throughout the United States and six countries abroad and believes that it is the seventh largest insurance broker in the United States in terms of total revenues. See "Business of the Company".

                                  THE OFFERING

Common Stock Offered............... 2,475,484 shares which may be offered and issued from time to time in connection with
                                    future acquisitions by the Company.
NYSE symbol........................ AJG
Common Stock Outstanding on March
 14, 1997.......................... 16,425,641 shares

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF EARNINGS DATA:

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                      1996     1995     1994     1993     1992
                                    -------- -------- -------- -------- --------
Commissions and fees..............  $432,986 $417,782 $380,401 $342,811 $311,238
Investment income and other.......    23,693   21,748   13,571   20,548   16,587
                                    -------- -------- -------- -------- --------
Total revenues....................   456,679  439,530  393,972  363,359  327,825
Net earnings......................    45,803   42,545   37,166   31,186   25,029
Net earnings per common and common
 equivalent share.................      2.63     2.47     2.16     1.75     1.45
Dividends declared per common
 share............................      1.16     1.00      .88      .72      .64
Book value per common share.......      8.26     7.67     6.49     7.42     6.05

CONSOLIDATED BALANCE SHEET DATA:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
Total assets................................................. $590,424 $565,831
Total stockholders' equity...................................  134,530  125,509

  The financial information for all periods prior to December 31, 1996 has been restated for all significant acquisitions accounted for using the pooling of interests method.

                                  THE COMPANY

  Arthur J. Gallagher & Co. and its subsidiaries (collectively referred to as the "Company" unless the context otherwise requires) are engaged in providing insurance brokerage, risk management, employee benefit services and other related services to clients in the United States and abroad. The Company's principal activity is the negotiation and placement of insurance for its clients. The Company also specializes in furnishing risk management services. Risk management involves assisting clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of corporate risk management policies and cost-effective loss control and prevention programs. Risk management services also include claims management, loss control consulting and property appraisals. The Company believes that its ability to deliver comprehensively structured risk management and brokerage services is one of its major strengths.

  The Company operates through a network of approximately 150 offices located throughout the United States and six countries abroad. Some of these offices are fully staffed with sales, marketing, claims, and other service personnel; others function as servicing offices for the brokerage and risk management services operations of the Company. The Company's international operations include a Lloyd's broker and affiliated companies in London and facilities in Argentina, Australia, Bermuda, Canada, United Kingdom ("U.K.") and Scotland.

  The Company was founded in 1927 and was reincorporated as a Delaware corporation in 1972. The executive offices of the Company are located at Two Pierce Place, Itasca, Illinois 60143-3141, and its telephone number is (630) 773-3800.

                     SECURITIES COVERED BY THIS PROSPECTUS

  The shares of Common Stock of the Company covered by this Prospectus may be offered and issued by the Company from time to time in connection with future acquisitions of other businesses or properties.

  The Company reasonably expects that it will offer and sell the shares covered by this Prospectus in connection with future acquisitions within two years from the initial effective dates of the Registration Statements of which this Prospectus is a part. It is anticipated that acquisitions by the Company will consist principally of additional insurance brokerage and related businesses. The consideration for acquisitions may include cash (including installment payments), shares of Common Stock, other securities including securities which may be converted into Common Stock, guarantees, assumptions of liabilities or any two or more of the foregoing, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may enter into employment contracts and non-competition agreements with former owners and key executive personnel of these acquired businesses. The Company at this time is engaged in preliminary discussions with a number of candidates for possible future acquisitions.

  In general, the terms of an acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the businesses or properties to be acquired, and the factors taken into account in acquisitions may include among others the established quality and reputation of the business and its management, gross commission revenues, earning power, cash flow, growth potential, location of the business and properties to be acquired and geographical and service diversification resulting from the acquisition. It is anticipated that shares of Common Stock issued in any acquisition will be valued at a price reasonably related to the current market value of the Common Stock of the Company as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange, either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the shares. The Company does not expect to receive any cash proceeds (other than cash balances of acquired companies) in connection with any such issuances.

  It is not expected that underwriting discounts or commissions will be paid by the Company except that finder's fees may be paid to persons from time to time in connection with specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933 (the "1933 Act").

  When a material acquisition or series of acquisitions constituting in the aggregate a material acquisition occurs, the Company must file an amendment to the Registration Statements of which this Prospectus forms a part discussing or disclosing the acquisition or acquisitions and the effects on the Company. That amendment must become effective under the 1933 Act before any further shares may be sold hereunder.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange, trading under the symbol "AJG". The following table sets forth information as to the price range of the Company's Common Stock for the period January 1, 1995 through December 31, 1996 and the dividends declared per share for such period. The table reflects the range of high and low sales prices per share as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange.

                                                                       DIVIDENDS
                                                                       DECLARED
                                                        HIGH     LOW   PER SHARE
                                                       ------- ------- ---------
1996 QUARTERLY PERIODS
  First............................................... $39 1/2 $35 7/8   $.29
  Second..............................................  36 3/8  30        .29
  Third...............................................  35      31 1/2    .29
  Fourth..............................................  34 1/2  29 1/8    .29
1995 QUARTERLY PERIODS
  First............................................... $36     $30 1/8   $.25
  Second..............................................  36 3/8  34        .25
  Third...............................................  38      34 5/8    .25
  Fourth..............................................  38      32 1/2    .25

  See the Cover Page of this Prospectus for a recent market price of the Company's Common Stock.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for each of the five years in the period ended December 31, 1996 have been derived from the consolidated financial statements of the Company. Such data should be read in conjunction with the Company's audited consolidated financial statements included elsewhere herein.

                                              YEARS ENDED DECEMBER 31,
                                    --------------------------------------------
                                      1996     1995     1994     1993     1992
                                    -------- -------- -------- -------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF EARNINGS
 DATA:
  Commissions.....................  $261,471 $255,914 $237,163 $212,005 $197,481
  Fees............................   171,515  161,868  143,238  130,806  113,757
  Investment income and other.....    23,693   21,748   13,571   20,548   16,587
                                    -------- -------- -------- -------- --------
  Total revenues..................   456,679  439,530  393,972  363,359  327,825
  Total expenses..................   387,280  371,148  335,120  310,392  287,714
                                    -------- -------- -------- -------- --------
  Earnings before income taxes....    69,399   68,382   58,852   52,967   40,111
  Net earnings....................    45,803   42,545   37,166   31,186   25,029
  Net earnings per common and
   common equivalent share........  $   2.63 $   2.47 $   2.16 $   1.75 $   1.45
  Dividends declared per common
   share..........................  $   1.16 $   1.00 $    .88 $    .72 $    .64
  Weighted average number of
   common and common equivalent
   shares outstanding.............    17,775   17,254   17,189   17,779   17,226
CONSOLIDATED BALANCE SHEET DATA:
  Total assets....................  $590,424 $565,831 $514,823 $541,399 $488,979
  Long-term debt less current
   portion........................     1,130    2,260    3,390   28,166   23,888
  Total stockholders' equity......   134,530  125,509  104,249  126,011   99,539

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table presents the quarterly operating results for the years ended December 31, 1996 and 1995.

                                              1ST      2ND      3RD      4TH
                                            -------- -------- -------- --------
                                              (IN THOUSANDS, EXCEPT PER SHARE
1996                                                       DATA)
Total revenues............................. $106,821 $108,618 $121,696 $119,544
Earnings before income taxes...............   14,579   12,307   25,520   16,993
Net earnings...............................    8,944    7,533   18,057   11,269
Net earnings per common and common
 equivalent share..........................      .51      .44     1.03      .65
1995
Total revenues............................. $103,216 $100,883 $118,362 $117,069
Earnings before income taxes...............   12,603    9,784   26,179   19,816
Net earnings...............................    7,633    5,786   16,372   12,754
Net earnings per common and common
 equivalent share..........................      .45      .34      .94      .74

  The financial information for all periods prior to December 31, 1996 has been restated for all significant acquisitions accounted for using the pooling of interests method.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Fluctuations in premiums charged by insurance companies have a material effect on the insurance brokerage industry. Commission revenues are based on a percentage of the premiums paid by the insured and generally follow premium levels. Lower premium rates and excess capacity prevail among property and casualty insurance carriers resulting in heavy competition for market share. This "soft market" (i.e., lower premium rates) has generally resulted in flat or reduced renewal commissions during the period.

  During the past three years, several catastrophes have caused billions of dollars of insured losses domestically and abroad. According to some estimates, 1996 will rank as the fifth most expensive year on record with over $7 billion in insured property losses. Consolidation in the form of substantial mergers, both in the United States and internationally, continues within the insurance industry resulting in fewer companies writing risks. Financial services reform is likely in the near future. Proposed federal legislation seeks to allow affiliations between banks and insurance entities. A recent report claims the property/casualty insurance industry began to materially weaken its core loss reserves in 1996 which reverses several years of favorable reserving trends. In spite of forces which would reduce competition and weaken profits, there is still little change in property/casualty rates. Sufficient capacity remains and the sharply competitive environment continues. Management believes insurance pricing will not change significantly in 1997.

  Along with the soft market conditions, the growth of the alternative insurance market has slowed during the past year. Although the property/casualty pricing environment has resulted in some buyers returning to first dollar coverage, the Company still believes a move from the traditional approach of purchasing insurance will continue. The Company anticipates new sales in the risk management, benefits and self-insurance services areas will again be a major factor in fee revenue growth in 1997.

  Historically, inflation has contributed to increased property replacement costs and higher litigation awards causing some clients to seek higher levels of insurance coverage. These factors have the effect of generating higher premiums to customers and higher commissions to the Company. More recently, the United States and other parts of the world have experienced low rates of inflation along with business downsizing, reduced sales and lower payrolls. These events have resulted in lower levels of exposures to insure. In general, premium rates have had a greater effect on the Company's revenues than inflation.

  Although the Company reported record net earnings in 1996, it is looking to the future and exploring not only the core businesses of brokering insurance and risk management services, but also expanding within the fields of insurance captives and financial and related investment services. These are areas which may hold opportunities for future profit growth.

RESULTS OF OPERATIONS

  The Company's results of operations for all periods prior to December 31, 1996 have been restated to include the results of Morgan, Read & Coleman Ltd., Lamberson Koster & Company and The Levitt/Kristan Company on a combined basis as if they had operated as part of the Company. The Company continues to search for merger partners which complement existing business and provide entry into new market niches and new geographic areas. For the effect of such restatements in the aggregate on year-to-year comparisons, see Note 2 of the Notes to Consolidated Financial Statements. In January, 1997, the Company acquired two benefit consulting firms, Byerly & Company, Inc., and Arnold & Company, Inc. These acquisitions will be accounted for as poolings of interests and were neither singly nor in the aggregate material to the Company.

  Commission revenues increased by $5.6 million or 2% in 1996. This increase is the result of new business partially offset by lost business and modest renewal rate reductions. Commission revenues increased by $18.8 million or 8% in 1995. This increase is the result of new business production and, to a lesser extent, modest renewal rate increases partially offset by lost business.

  Fee revenues increased by $9.6 million or 6% in 1996. This increase, generated primarily by Gallagher Bassett Services, Inc., resulted from new business production and modest increases in existing business partially offset by lost business. The rate of increase from 1995 to 1996 has been adversely affected by strong price competition in the insurance industry, causing some buyers to choose first dollar converge over self-funded plans. Fee revenues increased by $18.6 million or 13% in 1995. This increase, again generated primarily by Gallagher Bassett Services, Inc., resulted from strong new business production of $19.2 million and increases in existing business partially offset by lost business.

  Investment income and other increased by $1.9 million or 9% in 1996. This increase is due primarily to an increase in unrealized gains on investment strategies accounted for on a trading basis, which are invested with outside fund managers. Investment income and other increased by $8.2 million or 60% in 1995. This increase is due primarily to a combination of significantly higher returns on funds invested with outside fund managers and a gain of $2.0 million recorded on the sale of a subsidiary in the fourth quarter of 1995. This increase is partially offset by a gain of $656,000 realized in closing out interest exchange agreements related to the retirement of the Company's debt agreement in the fourth quarter of 1994 and by a gain of $800,000 from the sale of two personal lines books of business also recorded in the fourth quarter of 1994.

  Salaries and employee benefits increased by $7.7 million or 3% in 1996 due principally to salary increases and the annualized effect of prior year hires along with a corresponding increase in employee benefit expenses. These increases were mitigated by a wage freeze for certain management employees. Salaries and employee benefits increased by $21.7 million or 10% in 1995 due principally to salary increases and the annualized effect of prior year hires along with a corresponding increase in employee benefit expenses and changes in certain benefit plan actuarial assumptions. In 1996, 1995 and 1994, salaries and employee benefits have represented 52%, 53% and 53%, respectively, as a percentage of total revenues.

  Other operating expenses increased by $8.4 million or 6% in 1996. This increase is due primarily to an increase in professional fees related to the outsourcing of certain distribution functions, increased performance fees for funds invested with professional money fund managers, an increase in brokerage expenses due to increased business with other brokers, additional rent and utility expenses resulting from leasing new office space and expanding and upgrading existing office facilities and increased bad debt write-offs. Other operating expenses increased by $14.4 million or 11% in 1995. This increase is due primarily to additional office facilities (rent and utilities, miscellaneous office and supply expenses) resulting from leasing new office space and expanding and upgrading existing facilities, and significantly higher business insurance costs.

  The Company's overall tax rate of 34% in 1996 is less than the statutory federal rate. For 1996, the net effects of state and foreign taxes are substantially offset by the tax benefits of certain investments. The Company's overall tax rate of 38% in 1995 is greater than the statutory federal rate due primarily to the net effects of state and foreign taxes which are partially offset by the tax benefits generated by certain investments and by pre-acquisition income of pooled entities which was taxed to the previous owners. The Company's overall tax rate of 37% in 1994 is greater than the statutory federal rate, due primarily to the net effects of state and foreign taxes which are partially offset by the tax benefits generated by certain investments and by pre-acquisition income of pooled entities which was taxed to the previous owners. See Note 11 of the Notes to Consolidated Financial Statements.

  The Company's foreign operations recorded operating earnings before income taxes of $4.2 million, $3.4 million, and $2.2 million in 1996, 1995, and 1994, respectively. The 1996 increase is due primarily to a decrease in compensation related costs at the Company's London subsidiaries. The 1995 increase is due primarily to stronger investment income. See Notes 11 and 12 of the Notes to Consolidated Financial Statements.

  The Company's total revenues vary from quarter to quarter as a result of the timing of policy renewals and net new/lost business production, whereas expenses are fairly uniform throughout the year. See Note 13 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  The insurance brokerage industry is not capital intensive. The Company has historically been profitable and positive cash flow from operations and funds available under various loan agreements have been sufficient to finance the operations and capital expenditures of the Company. Cash generated from operating activities was $33.6 million and $43.5 million for the years ended December 31, 1996 and 1995, respectively. Funds restricted as to the Company's use (primarily premiums held as fiduciary funds) have not been included in determining the Company's liquidity.

  In February, 1993, the Company entered into a $20 million unsecured revolving credit agreement (the "Credit Agreement") with two banks. As provided for in an amendment effective in October, 1996, the loan maturity date has been extended and loans under the Credit Agreement are repayable no later than June 30, 2001, and bear floating interest rates over the term of the loan. The Company recognized a gain of $656,000 in closing out the interest rate exchange agreements related to the repayment of a loan under the agreement in 1994. The Credit Agreement remains in effect and as of December 31, 1996, there are no borrowings currently existing under this agreement.

  The Company also has two term loan agreements (the "Term Loan Agreements") that have outstanding balances of $1.3 million and $1.0 million at December 31, 1996. Loans under the Term Loan Agreements are repayable in equal annual installments no later than January 11, 1998, and June 15, 1998, respectively, and bear interest rates over the terms of the loans of 6.64% and 6.30%, respectively.

  The Credit Agreement and Term Loan Agreements require the maintenance of certain financial requirements. The Company is currently in compliance with these requirements.

  The Company has line of credit facilities of $27.5 million which expire on April 30, 1997. As of December 31, 1996, $10.0 million in short-term borrowings existed under these facilities. These borrowings were used to finance expanded investment activity. No borrowings existed at December 31, 1995.

  The Company paid $17.5 million in cash dividends on its common stock in 1996. The Company's dividend policy is determined by the Board of Directors and payments are fixed after considering the Company's available cash from earnings and its known or anticipated cash needs. In each quarter of 1996, the Company's Board of Directors declared a dividend of $.29 per share which is $.04 or 16% greater than each quarterly dividend in 1995. In January, 1997, the Company announced a first quarter dividend of $.31 per share, a 7% increase over the quarterly dividend in 1996.

  Net capital expenditures for fixed assets amounted to $10.1 million, $10.3 million and $7.5 million in 1996, 1995 and 1994, respectively. In 1997, the Company intends to make additional capital improvements of approximately $11.0 million to upgrade and modernize existing space, furniture and equipment.

  In 1988, the Company adopted a plan, which has been extended through June 30, 1997, to repurchase its common stock. Under the plan, the Company repurchased 645,000 shares at a cost of

$21.3 million, 437,000 shares at a cost of $15.1 million and 1.4 million shares at a cost of $43.8 million in 1996, 1995 and 1994, respectively. The repurchases were funded entirely by internally generated funds and are held for reissuance in connection with exercises of options under its stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 290,000 additional shares through June 30, 1997. The Company is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

  The Company believes that internally generated funds will continue to be sufficient to meet the Company's foreseeable cash needs, including non-operating cash disbursements such as anticipated dividends, capital expenditures and repayment of borrowings if the Company so determines.

  Due to changes in the United States federal income tax laws effective in 1994, the Company began providing for U.S. income taxes on the undistributed earnings of its foreign subsidiaries. The Company has not provided for U.S. income taxes on these undistributed earnings accumulated prior to 1994 ($19.2 million), which are considered permanently invested outside the United States. See Note 11 of the Notes to Consolidated Financial Statements. Although not available for domestic needs, the undistributed earnings generated by certain foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions.

                            BUSINESS OF THE COMPANY

  The Company is engaged in providing insurance brokerage, risk management, employee benefits services and other related services to clients in the United States and abroad. The Company has not presented industry segment information as its operations are predominantly those of insurance brokerage, risk management, employee benefits and other related insurance services.

BROKERAGE OPERATIONS

  The Company places insurance for and services commercial, industrial, institutional, governmental, religious and personal accounts throughout the United States and abroad. The Company acts as an agent in soliciting, negotiating and effecting contracts of insurance through insurance companies world-wide, and also as a broker in procuring contracts of insurance on behalf of insureds. Specific coverages include all forms of property and casualty, marine, employee benefits, pension and life insurance products.

  The Company places surplus lines coverages (coverages not available from insurance companies licensed by the states in which the risks are located) for various specialized risks. The Company also provides reinsurance services to its clients.

RISK MANAGEMENT SERVICES

  Through its wholly-owned subsidiary, Gallagher Bassett Services, Inc., the Company provides a variety of professional consulting services to assist clients in analyzing risks and in determining whether proper protection is best obtained through the purchase of insurance or through retention of all or a portion of those risks and the adoption of risk management policies and cost-effective loss control and prevention programs. A full range of risk management services is offered, including claims management, risk control consulting services, information management and property appraisals on a totally integrated or select, stand-alone basis. Gallagher Bassett Services, Inc. provides these services for the Company's clients through a network of over 100 offices throughout the United States.

  The Company believes that its risk management services are an important factor in securing new brokerage business and retaining brokerage clients. The Company also markets these services directly to the client on an unbundled basis independently of brokerage services in order to capitalize on the interest in self-insurance created by market conditions. These services include consulting on a wide range of risk management needs such as toxic waste disposal, handling of dangerous cargo, workers' compensation, medical cost containment, substance abuse, employment-related background investigations, loss prevention, property appraisals, and liability reserve reviews.

  In connection with its risk management services, the Company provides self-insurance programs for large institutions, risk sharing pools and associations, and large commercial and industrial customers. Self-insurance, as administered by the Company, is a program in which the client assumes a manageable portion of its insurance risks, usually (although not always) placing the less predictable and larger loss exposures with an excess carrier. The Company's offices are staffed to provide services relating to claims, property appraisals, loss control consulting and computerized record keeping in administering the clients' programs.

  The Company's Gallagher Benefit Services Division specializes in risk management of human resources through fully insured and self-insured programs. This division provides employee benefit services in connection with the design, financing, implementation, administration and communication of compensation and employee benefit programs (including pension and profit-sharing plans, group life, health, accident and disability insurance programs and tax deferral plans), and provides other professional services in connection therewith. Services are supported by an on-line data processing system provided by an outside vendor.

MARKETS AND MARKETING

  A substantial portion of the commission and fee business of the Company is derived from institutions, not-for-profit organizations, municipal and other governmental entities and associations. In addition, the Company's clients include large United States and multinational corporations engaged in a broad range of commercial and industrial businesses. The Company also places insurance for individuals. The Company services its clients through a network of approximately 150 offices in the United States and six countries abroad. No material part of the Company's business is dependent upon a single customer or on a few customers, the loss of any one or more of which would have a materially adverse effect on the Company. In 1996, the largest single customer represented approximately 1% of total revenues.

  The Company believes that its ability to deliver comprehensively structured risk management and brokerage services, including the placement of reinsurance, is one of its major strengths. The Company also believes that its risk management business enhances and attracts other brokerage business due to the nature and strength of business relationships which it forms with clients when providing a variety of risk management services on an on-going basis.

  The Company requires its employees serving in a sales or marketing capacity, including certain executive officers of the Company, to enter into agreements with the Company restricting disclosure of confidential information and solicitation of clients and prospects of the Company upon their termination of employment. The confidentiality and non-solicitation provisions of such agreements terminate in the event of a hostile change in control of the Company, as defined therein.

COMPETITION

  The Company believes it is the seventh largest insurance broker in the United States and in the top eight worldwide in terms of total revenues. The insurance brokerage and service business is highly competitive and there are many insurance brokerage and service organizations as well as individuals throughout the world who actively compete with the Company in every area of its business. A number of competing firms are significantly larger and some have many times the commission and/or fee revenues of the Company. There are firms in a particular region or locality which are as large or larger than the particular local office of the Company. The Company believes that the primary factors determining its competitive position with other organizations in its industry are the overall cost and the quality of services rendered.

  The Company is also in competition with certain insurance companies which write insurance directly for their customers. Government benefits relating to health, disability, and retirement are also alternatives to private insurance and hence indirectly compete with the business of the Company. To date, such direct writing and government benefits have had, in the opinion of the Company, relatively little effect on its business and operations, but the Company can make no prediction as to their effect in the future.

REGULATION

  In every state and foreign jurisdiction in which the Company does business, the Company or an employee is required to be licensed or receive regulatory approval in order for the Company to conduct business. In addition to licensing requirements applicable to the Company, most jurisdictions require that individuals who engage in brokerage and certain insurance service activities be personally licensed.

  The Company's operations depend on its continued good standing under the licenses and approvals pursuant to which it operates. Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities, and generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals.

INTERNATIONAL OPERATIONS

  Arthur J. Gallagher (UK) Limited, is a wholly-owned Lloyd's brokerage subsidiary of the Company. This subsidiary is a London based insurance broker which provides brokerage services to clientele primarily located outside of the U.K. The principal activity of Arthur J. Gallagher (UK) Limited is to negotiate and place insurance and reinsurance with Lloyd's underwriters and insurance companies worldwide. Its brokerage services encompass four major categories: aviation, direct marine hull and cargo, reinsurance (marine and non-marine) and overseas property and casualty (predominantly North America).

  Although Arthur J. Gallagher (UK) Limited is located in London, the thrust of its business development has been with non-U.K. brokers, agents and insurers rather than domestic U.K. retail business. Its clients are primarily insurance and reinsurance companies, underwriters at Lloyd's, the Company and its non-U.K. subsidiaries, other independent agents and brokers, and major business corporations requiring direct insurance and reinsurance placement.

  Arthur J. Gallagher & Co. (Bermuda) Limited provides clients with direct access to the risk-taking capacity of Bermuda-based insurers for both direct and reinsurance placements. It also acts as a wholesaler to the Company's marketing efforts by accessing foreign insurance and reinsurance companies in the placing of U.S. and foreign risks. In addition, it provides services relating to the formation and management of offshore captive insurance companies.

  A Company subsidiary, Arthur J. Gallagher International, Inc., located in Rhode Island, provides brokerage services to and arranges overseas risk management and loss control services for multinational organizations.

  Gallagher Bassett International Ltd. ("GBI"), a subsidiary of Gallagher Bassett Services, Inc., provides risk management services for foreign operations, as well as U.S. operations that are foreign-controlled. Headquartered in London, GBI works with insurance companies, reinsurance companies, overseas brokers, and risk managers of overseas organizations. Services are offered on an unbundled basis wherever applicable and include consulting, claims management, information management, loss control, and property valuations. GBI's service network includes over 120 associate offices throughout the world. The combination of Gallagher Bassett offices and affiliated locations provides one of the most comprehensive worldwide service networks available.

  Additional information relating to the Company's foreign operations is contained in Note 12 of Notes to Consolidated Financial Statements.

COMMISSIONS AND FEES

  The two major sources of operating revenues are commissions from brokerage and risk management operations and service fees from risk management operations. Information with respect to these two major sources as well as investment income and other revenue for each of the three years in the period ended December 31, 1996 are set forth below:

                                         1996          1995*          1994*
                                    -------------- -------------- --------------
                                             % OF           % OF           % OF
                                     AMOUNT  TOTAL  AMOUNT  TOTAL  AMOUNT  TOTAL
                                    -------- ----- -------- ----- -------- -----
                                                   (IN THOUSANDS)
Commissions........................ $261,471   57% $255,914   58% $237,163   60%
Fees...............................  171,515   38   161,868   37   143,238   36
Investment income and other........   23,693    5    21,748    5    13,571    4
                                    --------  ---  --------  ---  --------  ---
                                    $456,679  100% $439,530  100% $393,972  100%
                                    ========  ===  ========  ===  ========  ===

--------
  *Restated for poolings if interests

  The primary source of the Company's compensation for its brokerage services is commissions paid by insurance companies which are usually based upon a percentage of the premium paid by the insured. Commission rates are dependent on a number of factors including the type of insurance, the particular insurance company and the capacity in which the Company acts. In some cases the Company is compensated for brokerage or advisory services directly by a fee from a client, particularly when insurers do not pay commissions. The Company may also receive contingent commissions which are based on the profit the insurance company makes on the overall volume of business placed by the Company in a given period of time. Occasionally, the Company shares commissions with other brokers who have participated with the Company in placing insurance or servicing insureds.

  The Company's compensation for risk management services is in the form of fees and commissions. The Company typically negotiates fees in advance with its risk management clients on an annual basis based upon the estimated value of the services to be performed. In some cases, the Company receives a fee for acting in the capacity of advisor and administrator with respect to employee benefit programs and receives commissions in connection with the placement of insurance under such programs.

  The Company's revenues vary significantly from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production, whereas expenses are fairly uniform throughout the year. See Note 13 of the Notes to Consolidated Financial Statements for unaudited quarterly operating results for 1996 and 1995.

ACQUISITIONS--PAST

  From January 1, 1992 through December 31, 1996, the Company acquired twenty-eight insurance brokerage services businesses and disposed of two insurance services businesses. See Note 2 of the Notes to Consolidated Financial Statements for further information concerning acquisitions in 1996 and 1995.

  On November 29, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of R.W. Stephens & Company Inc., a California corporation engaged in the pension consulting business in exchange for 33,600 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company and four key employees entered into two year employment agreements with the Company.

  On August 31, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the shares of Morgan, Read & Coleman (Holdings) Limited, and Morgan Insurance Services Limited, U.K. companies engaged in the insurance brokerage and administrative services businesses, respectively, in exchange for 436,000 shares of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Ten principals entered into two year employment agreements with a subsidiary of the Company.

  On August 30, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Beymer & Bond Investigations, Inc., a Florida company engaged in the investigative services business, in exchange for 78,510 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  On August 12, 1996, a wholly-owned subsidiary of the Company acquired 75% of the assets of National Risk Control Services Pty Ltd, a Victoria, Australia Company engaged in the loss prevention services business, in exchange for Australian $450,000. Two principals entered into two year employment agreements with a subsidiary of the Company and one principal and four key employees entered into one year employment agreements with this subsidiary.

  On July 1, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Lamberson Koster & Company, a California corporation engaged in the risk management and insurance brokerage business in exchange for 391,163 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. One principal entered into a two year employment agreement with the Company and six principals and one key employee entered into three year employment agreements with the Company.

  On May 31, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of the Alliance Insurance Group, Inc., an Arizona corporation engaged in the insurance brokerage business in exchange for 63,640 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On February 29, 1996, a wholly-owned subsidiary of the Company acquired substantially all of the assets of the Levitt/Kristan Company, a California corporation engaged in the insurance brokerage business in exchange for 112,100 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On December 29, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Planning Corporation and Environmental Claims Management Incorporated, Virginia corporations engaged in the insurance brokerage and claim handling business, in exchange for 15,000 shares and 2,300 shares, respectively, of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Three principals entered into two year employment agreements with the Company.

  On November 30, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Schadow Agency, Inc., a Minnesota corporation engaged in the insurance brokerage business, in exchange for 61,800 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Mintz & Josephson Insurance Agency and Brokerage, Inc., a California corporation engaged in the insurance brokerage business, in exchange for 92,100 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into three year employment agreements with the Company.

  On August 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of IMC Risk Management Group, Inc. and W. Lawrence Pfeiffer & Associates, Inc., Missouri corporations engaged in the insurance brokerage business, in exchange for 308,000 shares and 40,200 shares, respectively, of the Company's Common Stock. These acquisitions were accounted for as poolings of interests. Two principals entered into three year employment agreements with the Company.

  On May 31, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of BHK&R, Inc., a Minnesota corporation engaged in the insurance brokerage and service business, in exchange for 63,850 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On February 28, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Walter Bryce Insurance Agency, Inc., an Oklahoma corporation engaged in the insurance brokerage business, in exchange for 90,795 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  On January 1, 1995, a wholly-owned subsidiary of the Company acquired substantially all of the assets of RMI Insurance Services, Inc., a California corporation engaged in the insurance brokerage business, in exchange for 48,765 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal and one key employee entered into two year employment agreements with the Company.

  On November 30, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Kaler, Carney, Liffler & Co., a Massachusetts corporation engaged in the insurance brokerage business, in exchange for 184,560 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of James S. Pipino Insurance Agency, Inc., an Ohio corporation engaged in the insurance brokerage business, in exchange for 31,400 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals and one key employee entered into two year employment agreements with the Company.

  On April 29, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Turtleoak Corporation, a South Carolina corporation engaged in the insurance brokerage business, in exchange for 100,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals and two key employees entered into three year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Steel Agency, a New Jersey corporation engaged in the insurance brokerage business, in exchange for 258,015 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Four principals entered into two year employment agreements with the Company.

  On February 28, 1994, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Donald P. Pipino and Associates, Inc., in Youngstown, Ohio, an Ohio corporation engaged in the insurance brokerage business, in exchange for 245,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On August 31, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Welling Associates, Inc., a New York corporation engaged in the retirement and pension consulting business, in exchange for 113,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Stark, Johnson & Stinson, Inc., a Massachusetts corporation engaged in the insurance brokerage business, in exchange for 63,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Three principals entered into three year employment agreements with the Company.

  On May 28, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of L. C. Thoelecke, Inc., an Illinois corporation engaged in the insurance brokerage business, in exchange for 181,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On May 28, 1993, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The Woodsmall Companies, Inc., a Missouri corporation engaged in the insurance brokerage and employee benefits services business, in exchange for 350,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Six principals entered into two year employment agreements with the Company.

  On November 30, 1992, a wholly-owned subsidiary of the Company acquired substantially all of the assets of The ABOW Companies, Inc., a Michigan corporation engaged in the employee benefits services business, in exchange for 362,500 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Eight principals entered into two year employment agreements with the Company.

  On August 31, 1992, a wholly-owned subsidiary of the Company acquired substantially all of the assets of American Security Services Corp., a Delaware corporation engaged in the security and risk management consulting business, in exchange for 125,000 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. The principal entered into a two year employment agreement with the Company.

  On August 31, 1992, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Pacific Insurance Agency, a California corporation engaged in the insurance brokerage and services business, in exchange for 328,545 shares of the Company's Common Stock. The acquisition was accounted for as a pooling of interests. Two principals entered into two year employment agreements with the Company.

  As indicated in the foregoing, the Company attempts to retain the services of certain of the principals and key personnel connected with the acquired businesses in acquisitions. In all such cases, such individuals and such businesses were unaffiliated with the Company at the time of the respective acquisitions.

  The Company believes that the net effect of these acquisitions has been, and will be, to expand significantly the volume of general services rendered by the Company and the geographical markets in which the Company renders such services and not to change substantially the nature of the services performed by the Company.

ACQUISITIONS--CURRENT

  On January 2, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Arnold & Company, Inc., a Michigan corporation engaged in retirement planning and actuarial services in exchange for 41,080 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. The principal entered into a three year employment agreement with the Company.

  On January 1, 1997, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Byerly & Company, Inc., a Colorado corporation engaged in the group benefits consulting business in exchange for 164,370 shares of the Company's Common Stock. This acquisition was accounted for as a pooling of interests. Four principals entered into two year employment agreements with the Company.

ACQUISITIONS--FUTURE

  The Company is considering and intends to consider from time to time acquisitions and divestitures on terms it deems advantageous. The Company has had preliminary discussions with a number of other candidates for possible future acquisitions. No assurances can be given that any additional acquisitions or divestitures will be consummated, or if consummated, will be advantageous to the Company.

EMPLOYEES

  As of December 31, 1996, the Company and its subsidiaries employed approximately 3,900 employees, none of whom is represented by a labor union. The Company continuously reviews benefits and other matters of interest to its employees. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

  The Company's executive offices and certain subsidiary and branch facilities are located at Two Pierce Place, Itasca, Illinois where the Company leases approximately 200,000 square feet of space. The lease commitment on the above mentioned property expires February 28, 2006. The Company operates all of its branch and service offices in leased premises. Certain of these leases for office space have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years. See Note 10 of the Notes to Consolidated Financial Statements for information with respect to the Company's lease commitments at December 31, 1996.

STOCK REPURCHASES

  In 1988, the Company adopted a plan, which has been extended through June 30, 1997, to repurchase its Common Stock. Under the plan, the Company repurchased 645,000 shares at a cost of $21.3 million, 437,000 shares at a cost of $15.1 million, and 1.4 million shares at a cost of $43.8 million in

1996, 1995 and 1994, respectively. The repurchases were funded entirely by internally generated funds and are held for reissuance in connection with exercises of options under its stock option plans. Under the provisions of the plan, the Company is authorized to repurchase approximately 290,000 additional shares through June 30, 1997. The Company is under no commitment or obligation to repurchase any particular amount of Common Stock and at its discretion may suspend the repurchase plan at any time.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are involved in litigation on a number of matters and are subject to certain other claims arising in the normal course of business, none of which, individually or in the aggregate, in the opinion of management, is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

                                                                           TERM
                                          POSITION AND YEAR             AS DIRECTOR
          NAME            AGE               FIRST ELECTED                 EXPIRES
          ----            ---             -----------------             -----------
Robert E. Gallagher(1)..   74 Director since 1950, Chief Executive         1998
                               Officer 1963-1994, Chairman since 1990
J. Patrick Gallagher,      45 Director since 1986, President since         1997
 Jr.(1).................       1990, Chief Executive Officer since
                               1995
T. Kimball Brooker......   57 Director since 1994                          1997
John G. Campbell........   59 Director since 1981, Vice President          1998
                               since 1978
Michael J. Cloherty.....   49 Director since 1982, Executive Vice          1996
                               President since 1996, Vice President--
                               Finance 1981 to 1995
Peter J. Durkalski......   46 Vice President since 1990                     --
James W. Durkin, Jr.....   47 Vice President since 1985                     --
Frank M. Heffernan, Jr..   66 Vice President since 1987                    1998
Jack M. Greenberg.......   54 Director since 1985                          1996
Philip A. Marineau......   50 Director since 1991                          1996
Walter F. McClure.......   63 Director since 1981, Senior Vice             1998
                               President since 1993
John D. Stancik.........   53 Vice President since 1986                     --
Gary M. Van der Voort...   51 Vice President since 1986                     --
James R. Wimmer.........   68 Director since 1985                          1997

--------
(1) Robert E. Gallagher is an uncle of J. Patrick Gallagher, Jr.

  Each person has been principally employed by the Company in management capacities for more than the past five years except the following:

  T. Kimball Brooker has served as President of Barbara Oil Company since 1989. He has been a Director of Barbara Oil Company since 1967 and also serves as a Director of Zenith Electronics

Corporation. Until 1988, he was managing Director of Morgan Stanley & Co. Incorporated (investment bankers) which was the managing underwriter for the Company's public offering of Common Stock on June 20, 1984, and has provided other services to the Company. He is a past Governor of and was Vice Chairman of the Midwest Stock Exchange from 1986 to 1988.

  Jack M. Greenberg is Chairman of McDonald's U.S.A. since October 1996 and was Vice Chairman since 1992 and Chief Financial Officer from 1982 to 1996 of McDonald's Corporation. He has been a Director of McDonald's since he joined the company in 1982 and is also a Director of Harcourt General, Inc. and Stone Container Corporation.

  Philip A. Marineau has been President and Chief Operating Officer of Dean Foods Co. since December 1996. He was President of the Quaker Oats Company from 1993 to 1995 and Chief Operating Officer from 1992 to 1995. He has been a Director of Dean Foods Co. since December 1996 and a director of Pete's Brewing Company since July 1996.

  James R. Wimmer is a lawyer and of counsel to Lord, Bissell & Brook since retiring as Partner in 1992. He joined the firm in 1954 and was named a Partner in 1959. Lord, Bissell & Brook has provided legal services to the Company for over twenty years. From 1991 through 1993, he was Vice Chairman and General Counsel to Commonwealth Industries Corporation.

  Directors are divided into three classes and are elected for staggered three year terms. All executive officers are elected annually and serve at the pleasure of the Board of Directors.

  Except as described above, there are no other family relationships between any executive officer or director of the Company, and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors maintains a Compensation Committee. Members of the Compensation Committee are J. Patrick Gallagher, Jr. (Chairman), T. Kimball Brooker, Robert E. Gallagher, Jack M. Greenberg, Philip A. Marineau and James
R. Wimmer. J. Patrick Gallagher, Jr. and Robert E. Gallagher are executive officers of the Company. Both officers abstain from discussing and voting on matters concerning their respective compensation. James R. Wimmer, a director of the Company, is of counsel to Lord, Bissell & Brook, the Company's outside counsel.

               COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

  The following table presents information concerning compensation paid or set aside by the Company and its subsidiaries on an accrual basis to or for the benefit of the Chief Executive Officer and each of the other six most highly compensated executive officers of the Company in each of the Company's last three fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                      LONG TERM
                                          ANNUAL     COMPENSATION
                                       COMPENSATION     AWARDS
                                      -------------- ------------
                                                      SECURITIES   ALL OTHER
                                      SALARY  BONUS   UNDERLYING  COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR   ($)    ($)   OPTIONS (#)     ($)(1)
---------------------------      ---- ------- ------ ------------ ------------
Robert E. Gallagher............. 1996 275,000   --        --           --
 Chairman                        1995 275,000 30,000      --           --
                                 1994 265,000 30,000      --           --
J. Patrick Gallagher, Jr. ...... 1996 356,000 25,000    10,000       3,000
 President and Chief Executive
  Officer                        1995 356,000 76,000    10,000       1,500
                                 1994 341,250 73,750    15,000       1,500
Michael J. Cloherty............. 1996 346,000 25,000    10,000       3,000
 Executive Vice President and    1995 325,000 85,000    10,000       1,500
  Chief Financial Officer
                                 1994 300,000 67,000    15,000       1,500
Gary M. Van der Voort........... 1996 305,760 15,000    10,000       3,000
 Vice President                  1995 305,760 59,100    10,000       1,500
                                 1994 294,000 57,000    15,000       1,500
Peter J. Durkalski.............. 1996 261,500 20,000    10,000       3,000
 Vice President                  1995 261,500 56,225    10,000       1,500
                                 1994 241,500 54,500    15,000       1,500
James W. Durkin, Jr............. 1996 250,000 15,000    10,000       3,000
 Vice President                  1995 250,000 50,000    10,000       1,500
                                 1994 233,000 38,300    15,000       1,500
Walter F. McClure............... 1996 260,000 15,000     7,500       3,000
 Senior Vice President           1995 260,000 51,150     7,500       1,500
                                 1994 241,000 49,500    10,000       1,500

--------
(1) Indicates amounts contributed by the Company under the 401(k) feature of the Company's Savings and Thrift Plan.

DIRECTORS' COMPENSATION

  Directors who are officers of the Company receive compensation in their capacities as such officers and receive no additional compensation for serving as directors.

  Non-employee directors, currently Messrs. Brooker, Greenberg, Marineau and Wimmer, are eligible to receive compensation consisting of nonqualified stock options. In addition, non-employee directors receive an annual retainer of $20,000 per year, or in lieu of the cash retainer, an option to purchase shares of the Company's Common Stock below market value, plus fees of $500 for attendance at each Board meeting or committee meeting on a date other than a Board meeting date. Non-employee directors are reimbursed for travel and accommodation expenses incurred in attending Board or committee meetings. Non-employee directors are not eligible for participation in any other compensation plans of the Company.

  In 1989, the Company's stockholders approved the adoption of the Company's 1989 Non-Employee Directors' Stock Option Plan (the "1989 Plan"), which was subsequently amended in 1990, 1993, 1994 and 1996. The 1989 Plan currently provides that non-employee directors are eligible to be granted nonqualified options to purchase a maximum of 200,000 shares of the Company's Common Stock. The Plan encompasses options granted to non-employee directors at the discretion of the Option Committee of the Company's Board of Directors ("Discretionary Options") and options granted to non-employee directors pursuant to an election made by a non-employee director to receive options in lieu of his annual retainer ("Retainer Options"). Shares issued upon exercise of options granted under the 1989 Plan may be repurchased shares held by the Company or as authorized but previously unissued shares.

  Under the 1989 Plan, a Discretionary Option shall be exercisable at such rate and price fixed by the Option Committee. Discretionary Options terminate if not exercised by the date set forth in the 1989 Plan or by such date established by the Option Committee at the time it makes the grant.

  Pursuant to the terms of the 1989 Plan, Messrs. Marineau and Wimmer have elected to receive their annual retainers in the form of an option to purchase the Company's Common Stock. Each year on or before two weeks preceding the Company's Annual Meeting of Stockholders, the Option Committee shall determine the number of shares of Common Stock with respect to which a non-employee director may be granted a Retainer Option. The non-employee director's option exercise price per share shall be equal to the Fair Market Value of the Common Stock subject to the Retainer Option less the Annual Retainer, divided by the number of shares subject to the Retainer Option. The option exercise price per share shall be not less than the par value of the Common Stock. "Fair Market Value" is defined as the closing price of the Company's Common Stock as reported on the New York Stock Exchange Consolidated Transaction Reporting System for the day on which the option is granted.

  On May 21, 1996, the Company granted a Retainer Option for 1,000 shares of the Company's Common Stock to each of Messrs. Greenberg, Marineau and Wimmer at an exercise price of $11.875 per share. Such options are exercisable at the rate of one-fourth of such grant each successive quarter commencing August 21, 1996. In addition, on July 18, 1996, the Company granted a Discretionary Option for 5,000 shares of the Company's Common Stock to each of Messrs. Brooker, Greenberg, Marineau and Wimmer at an exercise price of $31.875 per share, which was the closing price for a share of Common Stock as reported on the Consolidated Transaction Reporting System for securities listed on the New York Stock Exchange on that date. Such options are exercisable at the rate of one-third of such grant each successive July 18, commencing July 18, 1997.

  The Company approved a supplemental deferred compensation arrangement, effective July 1, 1996, with Robert E. Gallagher, upon his retirement, and to his surviving spouse, upon his death, and the surviving spouse of John P. Gallagher, providing for a payment of $100,000 annually inclusive of any Company pension plan payments to be paid until the death of each such beneficiary.

SAVINGS AND THRIFT PLAN

  The Company maintains a savings and thrift plan covering substantially all U.S. employees which is qualified under the Internal Revenue Code. Employees are covered by the plan on their date of hire and may generally contribute up to 10% of total compensation on an after-tax basis to the plan. As of January 1, 1994, after-tax contributions are limited to employees with total compensation of no more than $66,000 ($80,000 after January 1, 1997). Employees who have attained age 21 and completed a year of service may generally contribute up to the lesser of $8,200 in 1996 and $9,500 in 1997 or 8% of their gross earnings on a pre-tax basis under the 401(k) "salary reduction" feature of the plan up to a maximum salary of $160,000. Effective for plan years beginning after 1994, the maximum includible compensation for an employee for any year may not exceed an overall salary maximum as determined by the Internal Revenue Service ($150,000 in 1996 and $160,000 in 1997). In 1996, the Company matched 50% of any employee's pre-tax contributions up to a maximum 4% of such employee's gross earnings, resulting in a possible maximum matched contribution from the Company of 2% of such employee's gross earnings.

PENSION PLAN

  The Company also maintains a non-contributory defined benefit pension plan covering substantially all domestic employees which is qualified under the Internal Revenue Code. The plan provides an annual pension benefit on normal retirement at age 65 which, when paid in the form of a single life annuity, will equal 1% of final average earnings multiplied by the number of years of credited service, not to exceed 25 years (without any deduction for social security or other offset amounts). A person's earnings for purposes of the plan include all compensation other than allowances such as moving expenses plus any pre-tax contributions under the 401(k) feature of the savings and thrift plan. Effective for plan years beginning after 1988, the maximum includible compensation for a participant for any year may not exceed an overall salary maximum as determined by the Internal Revenue Service ($150,000 in 1996 and $160,000 in 1997). The remuneration for executive officers shown under "Salary" and "Bonus" in the Summary Compensation Table constitutes their earnings during 1996 for purposes of the plan without regard to the Internal Revenue Service's limitations. "Final average earnings" are the highest average earnings received in any five consecutive full calendar years before retirement. Employee's pension rights are fully vested after the earlier of
(i) 5 years of service with the Company or (ii) the attainment of age 65.

  The following table shows the estimated annual benefits (which are not subject to deduction for social security or other offset amounts) payable on retirement under the Company's defined benefit plan to persons in specific remuneration and credited years of service classifications assuming (i) the person elects the single life annuity basis providing monthly payments without benefits to his survivors and (ii) the person continues in the employ of the Company at his present rate of remuneration until age 65:

                              PENSION PLAN TABLE

 AERAGE REMUNERATIONV                                         YEARS OF CREDITED
   DURING HIGHEST                                                  SERVICE
        FIVE                                               -----------------------
  CONSECUTIVE YEARS                                                         25 OR
  BEFORE RETIREMENT                                          15      20     MORE
--------------------                                       ------- ------- -------
    $150,000.............................................  $22,500 $30,000 $37,500
     175,000.............................................   26,250  35,000  43,750
     200,000.............................................   30,000  40,000  50,000
     225,000.............................................   33,750  45,000  56,250
     250,000.............................................   37,500  50,000  62,500

  For purposes of estimating potential pension benefits using the foregoing table, the number of years of credited service as of December 31, 1996 for the executive officers named in the Summary Compensation Table are as follows:
Robert E. Gallagher (25 years), J. Patrick Gallagher, Jr. (21 years), Michael
J. Cloherty (14 years), Gary M. Van der Voort (25 years), Peter J. Durkalski (21 years), James W. Durkin, Jr. (20 years), and Walter F. McClure (19 years). Such pension benefits are in addition to the amounts payable to such persons under the Company's savings and thrift plan on their retirement and are subject to certain limitations as required under the Internal Revenue Code.

STOCK OPTION PLANS

  The Company maintains Stock Option Plans. The following table sets forth certain information regarding options to purchase shares of Common Stock granted to the executive officers of the Company named in the Summary Compensation Table during the Company's 1996 fiscal year. The exercise price of the options equals the closing price of a share of the Company's Common Stock on the date of the option grant.

                   OPTION GRANTS IN THE LAST FISCAL YEAR(1)

                          INDIVIDUAL GRANTS
                         --------------------
                                      % OF                               POTENTIAL
                                      TOTAL                         REALIZABLE VALUE AT
                         NUMBER OF   OPTIONS                          ASSUMED ANNUAL
                         SECURITIES  GRANTED                       RATES OF STOCK PRICE
                         UNDERLYING    TO                              APPRECIATION
                          OPTIONS   EMPLOYEES                       FOR OPTION TERM(2)
                          GRANTED   IN FISCAL EXERCISE  EXPIRATION ---------------------
          NAME              (#)       YEAR    PRICE ($)    DATE      5% ($)    10% ($)
          ----           ---------- --------- --------- ---------- ---------- ----------
Robert E. Gallagher.....     --        --        --         --         --         --
J. Patrick Gallagher,
 Jr.....................   10,000     1.40%    31.875    07/17/06     200,000    508,000
Michael J. Cloherty.....   10,000     1.40%    31.875    07/17/06     200,000    508,000
Gary M. Van der Voort...   10,000     1.40%    31.875    07/17/06     200,000    508,000
Peter J. Durkalski......   10,000     1.40%    31.875    07/18/06     200,000    508,000
James W. Durkin, Jr.....   10,000     1.40%    31.875    07/18/06     200,000    508,000
Walter F. McClure.......    7,500     1.05%    31.875    07/17/06   150,000    381,000

--------
(1) Nonqualified options granted July 18, 1996, exercisable at the rate of 10% of the total option for each calendar year after 1996.
(2) Based on actual option term and annual compounding.

  The following table sets forth certain information regarding options to purchase shares of Common Stock exercised during the Company's 1996 fiscal year and the number and value of unexercised options to purchase shares of Common Stock held at the end of the Company's 1996 fiscal year by the executive officers of the Company named in the Summary Compensation Table.

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                NUMBER OF    NUMBER OF
                                               SECURITIES   SECURITIES      VALUE OF        VALUE OF
                                               UNDERLYING   UNDERLYING    UNEXERCISED     UNEXERCISED
                          NUMBER OF            UNEXERCISED  UNEXERCISED   IN-THE-MONEY    IN-THE-MONEY
                            SHARES     VALUE   OPTIONS AT   OPTIONS AT     OPTIONS AT      OPTIONS AT
                         ACQUIRED ON  REALIZED FY-END (#)   FY-END (#)     FY-END ($)      FY-END ($)
          NAME           EXERCISE (#) ($) (1)  EXERCISABLE UNEXERCISABLE EXERCISABLE(2) UNEXERCISABLE(2)
          ----           ------------ -------- ----------- ------------- -------------- ----------------
Robert E. Gallagher.....      --         --        --           --             --              --
J. Patrick Gallagher,
 Jr.....................      --         --      34,000       85,000        212,000         321,000
Michael J. Cloherty.....    24,000    366,000    13,000       78,000          5,000         299,000
Gary M. Van der Voort...      --         --      69,000       81,000        706,000         329,000
Peter J. Durkalski......    51,500    824,000    13,000       81,000          5,000         321,000
James W. Durkin, Jr.....    10,800    172,000    30,000       79,000        166,000         304,000
Walter F. McClure.......     4,500     95,000    39,000       49,000        389,000         189,000

--------
(1) Market value of underlying securities at exercise, minus the exercise price.
(2) Market value of underlying securities at year end, minus the exercise price.

SEVERANCE PAY PLAN

  The Company has a plan for severance compensation to employees after a hostile takeover. The plan defines a hostile takeover to include, among other events, the following events, if not approved by two-thirds of the members of the Board of Directors in office immediately prior to any such events: the election of directors not nominated by the Board of Directors, a business combination, such as a merger, not approved by the holders of 80% or more of the Common Stock and the Board of Directors or not meeting various "fair price" criteria, or the acquisition of 20% or more of the combined voting power of the Company's stock by any person or entity. All full-time and part-time employees who are regularly scheduled to work 20 or more hours per week and who have completed at least two years of continuous employment with the Company are participants in the plan. A severance benefit is payable under the plan if a participant's employment with the Company terminates voluntarily or involuntarily within two years after a hostile takeover for reasons such as reduction in compensation, discontinuance of employee benefit plans without replacement with substantially similar plans, change in duties or status, certain changes in job location and involuntary termination of employment for reasons other than just cause. For participants who have completed two but less than five years of employment, the benefit is equal to the employee's annual compensation during the year immediately preceding the termination of employment. For employees who have completed five or more years of employment, the benefit is equal to two and one-half times the employee's annual compensation during the 12 months ending on the date of termination of employment, but may not exceed 2.99 times average annual compensation during the preceding five years. Annual compensation is defined for purposes of the plan as the amount of the employee's wages, salary, bonuses and other incentive compensation. Benefits are payable in a lump sum not less than 10 days after termination of employment.

                        PRINCIPAL HOLDERS OF SECURITIES

  As of December 31, 1996, there were no beneficial owners of more than 5% of the Company's Common Stock, par value $1.00 per share, which is its only class of issued and outstanding capital stock. The following tabulation shows with respect to each of the directors of the Company, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group, fourteen in number, (i) the total number of shares of Common Stock beneficially owned as of March 14, 1997; and (ii) the percent of Common Stock so owned as of the same date.

                                                         AMOUNT &
                                                        NATURE OF     PERCENT OF
                                                        BENEFICIAL      COMMON
NAME OF BENEFICIAL OWNER                               OWNERSHIP(1)     STOCK
------------------------                               ------------   ----------
Robert E. Gallagher...................................    757,338(2)      4.6%
T. Kimball Brooker....................................     13,370           *
John G. Campbell......................................     30,235           *
Michael J. Cloherty...................................     87,502           *
Peter J. Durkalski....................................     48,385(3)
James W. Durkin, Jr...................................     53,950
J. Patrick Gallagher, Jr. ............................    178,120(4)      1.1%
Jack M. Greenberg.....................................     24,120           *
Frank M. Heffernan, Jr. ..............................    281,500(5)      1.7%
Philip A. Marineau....................................     14,120           *
Walter F. McClure.....................................     63,156(6)        *
Gary M. Van der Voort.................................    132,326(7)        *
James R. Wimmer.......................................     25,870(8)        *
All directors and executive officers as a group (14
 persons).............................................  1,767,824        10.5%

--------
*  Less than 1%

(1) Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934. Unless otherwise stated in these notes, each person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options exercisable within sixty days are deemed outstanding for the purpose of computing the number and percentage owned by such person, but are not deemed outstanding for the purpose of computing the percentage owned by each other person listed. Includes shares which the listed beneficial owner has a right to acquire within sixty days as follows: T. Kimball Brooker, 3,370 shares; John G. Campbell, 13,350 shares; Michael J. Cloherty, 27,500 shares; Peter J. Durkalski, 23,500 shares; James W. Durkin, Jr. 43,143 shares; J. Patrick Gallagher, Jr., 47,500 shares; Jack M. Greenberg, 22,120 shares; Frank M. Heffernan, Jr., 17,500 shares; Philip A. Marineau, 14,120 shares; Walter
    F. McClure, 48,250 shares; Gary M. Van der Voort, 84,000 shares; James R. Wimmer, 21,870 shares; all directors and executive officers as a group (14 persons), 391,223 shares.
(2) Includes 75,000 shares held in trust for the benefit of Robert E. Gallagher's grandchildren, 100,000 shares held by a limited partnership of which Robert E. Gallagher and Isabel Gallagher, his wife, are the general partners, 100,000 shares held in trust for the benefit of Isabel Gallagher, and 69,012 shares held in the Lauren E. Gallagher Trust under which Robert E. Gallagher is a trustee.
(3) Includes 4,885 shares held in trust for the benefit of his minor children by his wife, Delores Durkalski, and another as trustees.
(4) Includes 33,220 shares held in trust for the benefit of his minor children by his wife, Anne M. Gallagher, and another as trustees and 23,820 shares held by his wife.
(5) Includes 264,000 shares held in trust by Frank M. Heffernan, Jr. and Lenore B. Heffernan, his wife, as trustees.
(6) Includes 11,600 shares held in trust by Walter F. McClure and Alice M. McClure, his wife, as trustees.
(7) Includes 3,600 shares held as custodian for the benefit of his children under the Uniform Gift to Minors Act.
(8) Includes 4,000 shares held by his wife, Gertrude A. Wimmer.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 100,000,000 shares of Common Stock, $1.00 par value per share, and 1,000,000 shares of Preferred Stock without par value.

COMMON STOCK

  As of March 14, 1997, there were 16,425,641 shares of Common Stock outstanding held by approximately 700 stockholders of record.

  Holders of the outstanding Common Stock are entitled to one vote for each share held of record on all matters presented to stockholders. The shares of Common Stock have no cumulative voting rights in the election of directors, and accordingly holders of a majority of the outstanding voting stock are entitled to elect the entire Board. The holders of Common Stock have no conversion, preemptive or subscription rights. Subject to the rights of holders of Preferred Stock, upon liquidation of the Company, the net assets will be distributed ratably among the holders of Common Stock. Subject to the prior payment of all preferred dividends on shares of outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably out of funds legally available therefor dividends at such time and in such amounts as the Board of Directors may from time to time determine. All shares of Common Stock currently outstanding are, and when the shares of Common Stock offered by the Company hereby are sold, such shares will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company also is authorized to issue 1,000,000 shares of Preferred Stock without par value, issuable in series. The Board of Directors is authorized to designate each series and the number of shares within the series and to determine and fix the relative rights and preferences of the shares of each series. No shares of Preferred Stock are currently issued or outstanding. Preferred Stock, when and if issued, will be senior to Common Stock with respect to dividend and liquidation rights. The relative rights and preferences which may hereafter be fixed by resolution of the Board for any series of Preferred Stock may provide that the shares of such series shall be senior to the other series of Preferred Stock with respect to dividends, liquidation or other rights and that such shares may be redeemable or may be convertible into Common Stock or other securities.

COMMON SHARE PURCHASE RIGHTS

  On March 10, 1987, the Board of Directors adopted a Common Share Purchase Rights Plan (the "Plan"), which Plan was approved by the Company's stockholders at their Annual Meeting on May 12, 1987. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust & Savings Bank. The description of the Rights contained herein is qualified in its entirety by reference to the form of Rights Agreement which has been included as an exhibit to the Registration Statement of which this Prospectus is a part.

  Under the Plan, Common Share Purchase Rights (the "Rights") were distributed as a dividend at the rate of one Right for each share of Common Stock held by stockholders of record as of May 12, 1987 (the "Record Date"). The Company also will issue one Right with respect to each share of Common Stock that becomes outstanding after May 12, 1987, but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at the price of $100 per share, subject to certain adjustments (the "Purchase Price").

  With respect to the shares of Common Stock outstanding as of May 12, 1987, the Rights are evidenced by the Common Stock certificates. With respect to the shares of Common Stock that become outstanding after May 12, 1987 but prior to the earliest of the Distribution Date (as hereinafter defined), the redemption of the Rights or the expiration of the Rights, the Rights will be evidenced by Common Stock certificates that contain a legend incorporating the Rights Agreement by reference.

  The Rights will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer for 30% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing Common Stock outstanding as of May 12, 1987 (or issued after May 12, 1987 but prior to the earliest of the Distribution Date, the redemption of the Rights or the expiration of the Rights) would also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") would be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone would evidence the Rights.

  The Rights would not be exercisable until the Distribution Date and, as amended on July 18, 1996, would expire on May 12, 2007 unless earlier redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, would have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. The Rights would be redeemable by the Company in whole, but not in part, at a price of $0.05 per Right (the "Redemption Price") prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group.

  In the event that the Company were acquired in a merger or other business combination transaction or 50% or more of its assets or earning power were sold, proper provision would be made so that each holder of a Right thereafter would have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger and its Common Stock was not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, such as certain sales of assets to the Company or obtaining certain financial benefits from the Company, proper provision would be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the Distribution Date (which would thereafter be void) would thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

  The Purchase Price payable and the number of shares of Common Stock or other securities or property purchasable, upon exercise of the Rights would be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of shares of the Common Stock of certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of shares of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price would be required until cumulative adjustments required an adjustment of at least 1% in such Purchase Price. No fractional shares would be issued and in lieu thereof, an adjustment in cash would be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  The Rights have certain anti-takeover effects. The Rights would cause substantial dilution to a person who attempts to acquire the Company without conditioning his offer on a substantial number of Rights being acquired. The Rights would have no effect, however, on a person who is willing to acquire control of the Company and wait until the Rights expire before acquiring 100% ownership. Moreover, the Rights would not affect a transaction approved by the Company prior to the public announcement that 20% or more of the Company's Common Stock had been accumulated by a single acquirer or group, because the Rights could be redeemed until that time.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company's Restated Certificate of Incorporation contains provisions which could deter, delay or prevent a change in control of the Company which is opposed by the Board of Directors. Such provisions include the following:
(a) a provision for classification of the Board of Directors into three classes and a minimum of three and a maximum of fifteen directors at any time;
(b) a requirement that a director or the entire Board of Directors may only be removed, with or without cause, by the affirmative vote of the holders of 80% of the outstanding shares of voting stock of the Company and of not less than 67% of the voting stock held by stockholders other than a "Related Person" as defined below; (c) a requirement that any merger, purchase of assets or other business combination ("Business Combination") between the Company and certain owners of 20% or more of the outstanding voting stock of the Company ("Related Person") in order to become effective must be approved by the affirmative vote of not less than 80% of the shares of outstanding voting stock of the Company and by 67% of the stock owned by stockholders other than the Related Person; and (d) a requirement that the provisions summarized in (a), (b) and (c) may only be repealed or amended by the affirmative vote of 80% of the outstanding voting stock of the Company and the affirmative vote of 67% of the outstanding voting stock owned by stockholders other than a Related Person. The 80% and 67% approval requirements do not apply if (1) two-thirds of the directors who held office immediately prior to the date the Related Person became a Related Person approve the Business Combination or (2) the Business Combination is between the Company and a subsidiary at least 50% owned by the Company and in which the Related Person has no interest, or (3) any consideration to be paid to stockholders of the Company as part of the Business Combination meets certain fair price tests and stockholders of the Company have received a timely mailing containing (A) the recommendation of outside directors and directors who held office immediately prior to the Related Person's becoming such and
(B) the opinion of a reputable investment banking or financial services firm as to the fairness of the Business Combination. The By-laws also provide that special meetings of stockholders may be called by the President or by the Secretary at the request in writing of the majority of the Board of Directors. On May 14, 1991 the stockholders approved a proposal to amend the Company's Restated Certificate of Incorporation to require all stockholder action take place at a meeting of the stockholders.

  The foregoing provisions of the Restated Certificate of Incorporation and By-laws could have the effect of perpetuating current management or preventing approval by the holders of a majority of the Company's voting stock. In addition, it would be possible for the Board of Directors to authorize issuance of the Preferred Stock, without further approval by the stockholders, with rights and preferences which could impede a takeover of the Company. The foregoing summary is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation and By-laws, as amended, which have been included as exhibits to the Registration Statement of which this Prospectus is a part.

                                 LEGAL OPINION

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Carl E. Fasig, Counsel and Secretary for the Company. Mr. Fasig holds options with respect to 3,200 shares that are exercisable within 60 days from the date of this Prospectus.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  SAFE HARBOR STATEMENT UNDER THEPRIVATE SECURITIES LITIGATION REFORM ACT OF
                                     1995

  This Registration Statement contains forward looking statements. Forward looking statements made by or on behalf of the Company are subject to risks and uncertainties, including but not limited to the following: the Company's commission revenues are highly dependent on premiums charged by insurers, which are subject to fluctuation; the property and casualty insurance industry continues to experience a prolonged soft market despite high losses; continued low interest rates will reduce income earned on invested funds; the insurance brokerage and service businesses are extremely competitive with a number of competitors being substantially larger than the Company; the alternative insurance market continues to grow; the Company's revenues vary significantly from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production; the general level of economic activity can have a substantial impact on the Company's renewal business. The Company's ability to grow has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future, and which, if consummated, may or may not be advantageous to the Company. Accordingly, actual results may differ materially from those set forth in the forward looking statements. Attention is also directed to other risk factors set forth in documents filed by the Company with the Securities and Exchange Commission.

              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                           PAGES
                                                                           -----
Consolidated Financial Statements:
  Consolidated Statement of Earnings...................................... F-2
  Consolidated Balance Sheet.............................................. F-3
  Consolidated Statement of Cash Flows.................................... F-4
  Consolidated Statement of Stockholders' Equity.......................... F-5
  Notes to Consolidated Financial Statements.............................. F-6
Management's Report....................................................... F-17
Report of Independent Auditors............................................ F-18

                           ARTHUR J. GALLAGHER & CO.

                       CONSOLIDATED STATEMENT OF EARNINGS

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1996     1995     1994
                                                      -------- -------- --------
                                                        (IN THOUSANDS, EXCEPT
                                                           PER SHARE DATA)
OPERATING RESULTS
Revenues:
  Commissions.......................................  $261,471 $255,914 $237,163
  Fees..............................................   171,515  161,868  143,238
  Investment income and other.......................    23,693   21,748   13,571
                                                      -------- -------- --------
    Total revenues..................................   456,679  439,530  393,972
                                                      -------- -------- --------
Expenses:
  Salaries and employee benefits....................   239,455  231,716  210,061
  Other operating expenses..........................   147,825  139,432  125,059
                                                      -------- -------- --------
    Total expenses..................................   387,280  371,148  335,120
                                                      -------- -------- --------
Earnings before income taxes........................    69,399   68,382   58,852
Provision for income taxes..........................    23,596   25,837   21,686
                                                      -------- -------- --------
    Net earnings....................................  $ 45,803 $ 42,545 $ 37,166
                                                      ======== ======== ========
Net earnings per common and common equivalent share.  $   2.63 $   2.47 $   2.16
Dividends declared per common share.................  $   1.16 $   1.00 $    .88
Weighted average number of common and common
 equivalent shares outstanding......................    17,775   17,254   17,189


                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                           CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                                                             (IN THOUSANDS)
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $ 56,990  $ 58,849
  Restricted cash..........................................   87,224    95,388
  Premiums and fees receivable.............................  237,640   226,675
  Investment strategies--trading...........................   53,409    46,123
  Other....................................................   28,677    22,448
                                                            --------  --------
    Total current assets...................................  463,940   449,483
Marketable securities--available for sale..................   36,881    41,712
Deferred income taxes and other noncurrent assets..........   52,509    42,360
Fixed assets...............................................   79,285    72,352
Accumulated depreciation and amortization..................  (53,284)  (47,657)
                                                            --------  --------
    Net fixed assets.......................................   26,001    24,695
Intangible assets--net.....................................   11,093     7,581
                                                            --------  --------
                                                            $590,424  $565,831
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Premiums payable to insurance companies.................. $323,867  $321,060
  Accrued salaries and bonuses.............................   14,922    13,648
  Accounts payable and other accrued liabilities...........   68,170    60,174
  Unearned fees............................................   13,043    13,586
  Income taxes payable.....................................    4,954    10,619
  Other....................................................   19,786     7,225
                                                            --------  --------
    Total current liabilities..............................  444,742   426,312
Other noncurrent liabilities...............................   11,152    14,010
Stockholders' equity:
  Common stock--issued and outstanding 16,293 shares in
   1996 and
   16,365 shares in 1995...................................   16,293    16,365
  Capital in excess of par value...........................    2,140       --
  Retained earnings........................................  115,208   109,110
  Unrealized gain on available for sale securities--net of
   income taxes............................................      889        34
                                                            --------  --------
    Total stockholders' equity.............................  134,530   125,509
                                                            --------  --------
                                                            $590,424  $565,831
                                                            ========  ========

                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings................................... $ 45,803  $ 42,545  $ 37,166
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Net (gain) loss on investments...............   (3,928)     (282)    3,042
    Depreciation and amortization................    9,774    10,172     7,890
    Decrease (increase) in restricted cash.......    8,164    (5,335)   16,229
    Increase in premiums receivable..............   (6,829)  (22,203)  (19,011)
    Increase in premiums payable.................    2,807    23,902     9,643
    (Increase) decrease in trading investments--
     net.........................................   (4,128)   (2,353)   26,811
    (Increase) decrease in other current assets..   (6,484)   (1,731)    3,123
    Increase in accrued salaries and bonuses.....    1,274     1,278     2,148
    Increase in accounts payable and other
     accrued liabilities.........................    7,127     9,612     7,776
    (Decrease) increase in income taxes payable..   (5,665)   (1,381)    1,866
    Decrease in deferred income taxes............   (2,660)   (1,317)   (5,102)
    Other........................................  (11,650)   (9,389)   (7,918)
                                                  --------  --------  --------
      Net cash provided by operating activities..   33,605    43,518    83,663
                                                  --------  --------  --------
Cash flows from investing activities:
  Purchases of marketable securities.............  (23,679)  (21,918)  (28,409)
  Proceeds from sales of marketable securities...   28,747    20,078    30,527
  Proceeds from maturities of marketable
   securities....................................    1,958     2,213     2,224
  Additions to fixed assets......................  (10,055)  (10,299)   (7,537)
  Other..........................................   (4,362)      375       316
                                                  --------  --------  --------
      Net cash used by investing activities......   (7,391)   (9,551)   (2,879)
                                                  --------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of common stock.........    7,966     7,044     3,141
  Tax benefit from issuance of common stock......    1,955     1,837       747
  Repurchases of common stock....................  (21,290)  (15,068)  (43,843)
  Dividends paid.................................  (17,530)  (14,666)  (12,690)
  Retirement of long-term debt...................   (1,130)   (1,130)  (24,776)
  Borrowings on line of credit facilities........   10,000       --        --
  Equity transactions of pooled companies prior
   to dates of acquisition.......................   (8,044)   (3,172)   (3,145)
                                                  --------  --------  --------
      Net cash used by financing activities......  (28,073)  (25,155)  (80,566)
                                                  --------  --------  --------
Net (decrease) increase in cash and cash
 equivalents.....................................   (1,859)    8,812       218
Cash and cash equivalents at beginning of year...   58,849    50,037    49,819
                                                  --------  --------  --------
Cash and cash equivalents at end of year......... $56,990   $ 58,849  $ 50,037
                                                  ========  ========  ========
Supplemental disclosures of cash flow
 information:
  Interest paid.................................. $    626  $    478  $  1,895
  Income taxes paid.............................. $ 25,674  $ 22,027  $ 20,315

                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                     UNREALIZED
                                                 CAPITAL            GAIN (LOSS)
                                COMMON STOCK    IN EXCESS           ON AVAILABLE
                               ---------------     OF     RETAINED    FOR SALE
                               SHARES  AMOUNT   PAR VALUE EARNINGS   SECURITIES
                               ------  -------  --------- --------  ------------
                                               (IN THOUSANDS)
Balance at December 31, 1993
 as previously reported......  16,037  $16,037   $ 8,110  $ 94,949     $  --
  Acquisition of pooled
   companies.................     939      939       --      5,976        --
                               ------  -------   -------  --------     ------
Balance at December 31, 1993
 as restated.................  16,976   16,976     8,110   100,925        --
  Net earnings...............     --       --        --     37,166        --
  Cash dividends declared on
   common stock..............     --       --        --    (13,209)       --
  Common stock issued under
   stock option plans........     171      171     2,970       --         --
  Tax benefit from issuance
   of common stock...........     --       --        747       --         --
  Common stock repurchases...  (1,392)  (1,392)  (11,827)  (30,624)       --
  Common stock issued in
   three pooling
   acquisitions..............     316      316       --        --         --
  Equity transactions of
   pooled companies prior to
   dates of acquisition......     --       --        --     (3,145)       --
  Cumulative effect of
   accounting change, net of
   taxes of $970.............     --       --        --        --       1,456
  Change in unrealized gain
   (loss), net of taxes of
   $2,899....................     --       --        --        --      (4,391)
                               ------  -------   -------  --------     ------
Balance at December 31, 1994.  16,071   16,071       --     91,113     (2,935)
  Net earnings...............     --       --        --     42,545        --
  Cash dividends declared on
   common stock..............     --       --        --    (15,270)       --
  Common stock issued under
   stock option plans........     356      356     6,688       --         --
  Tax benefit from issuance
   of common stock...........     --       --      1,837       --         --
  Common stock repurchases...    (437)    (437)   (8,525)   (6,106)       --
  Common stock issued in
   seven pooling
   acquisitions..............     375      375       --        --         --
  Equity transactions of
   pooled companies prior to
   dates of acquisition......     --       --        --     (3,172)       --
  Change in unrealized gain
   (loss), net of taxes of
   $1,951....................     --       --        --        --       2,969
                               ------  -------   -------  --------     ------
Balance at December 31, 1995.  16,365   16,365       --    109,110         34
  Net earnings...............     --       --        --     45,803        --
  Cash dividends declared on
   common stock..............     --       --        --    (18,399)       --
  Common stock issued under
   stock option plans........     398      398     7,568       --         --
  Tax benefit from issuance
   of common stock...........     --       --      1,955       --         --
  Common stock repurchases...    (645)    (645)   (7,383)  (13,262)       --
  Common stock issued in
   three pooling
   acquisitions..............     175      175       --        --         --
  Equity transactions of
   pooled companies prior to
   dates of acquisition......     --       --        --     (8,044)       --
  Change in unrealized gain
   (loss), net of taxes of
   $571......................     --       --        --        --         855
                               ------  -------   -------  --------     ------
Balance at December 31, 1996.  16,293  $16,293   $ 2,140  $115,208     $  889
                               ======  =======   =======  ========     ======

                            See accompanying notes.

                           ARTHUR J. GALLAGHER & CO.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 Nature of operations

  Arthur J. Gallagher & Co. (the Company) provides insurance broker and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty market or human resource, employee benefit market. The Company operates through approximately 150 offices throughout the United States and six countries abroad.

 Basis of presentation

  The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

 Revenue recognition

  Commission income is generally recognized as of the effective date of insurance policies except for commissions on installment premiums which are recognized periodically as billed. Contingent commissions are recognized when received. Fee income is recognized ratably as services are rendered. The income effects of subsequent premium and fee adjustments are recorded when the adjustments become known. Premiums and fees receivable are net of allowance for doubtful accounts of $889,000 and $729,000 at December 31, 1996 and 1995, respectively.

 Use of estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

 Consolidated statement of cash flows

  Short-term investments, consisting principally of commercial paper and certificates of deposit which have a maturity of ninety days or less at date of purchase, are considered cash equivalents.

 Premium trust funds

  Premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states and foreign jurisdictions in which the Company's subsidiaries operate. Additionally, the Company's United Kingdom subsidiaries are required by Lloyd's of London to meet certain liquidity requirements.

 Marketable securities

  In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The standard requires that securities designated as available for sale be carried at fair value, with

                           ARTHUR J. GALLAGHER & CO.

unrealized gains and losses, less related deferred income taxes, excluded from earnings and reported as a separate component of stockholders' equity. In addition, securities designated as trading are required to be carried at fair value, with unrealized gains and losses included in the statement of earnings. Previously, the Company carried these investments at either the lower of cost or fair value, or at amortized cost. As of January 1, 1994, the Company adopted the provisions of the standard for investments held as of or acquired after that date. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of January 1, 1994 of adopting SFAS 115 increased the opening balance of stockholders' equity by $1,456,000 (net of deferred income taxes of $970,000) to reflect the net unrealized holding gains on securities classified as available for sale previously carried at the lower of cost or fair value, or at amortized cost. There was no cumulative effect on net earnings as a result of the adoption of SFAS 115 because the securities classified as trading were carried as a current asset and had a fair value below cost at January 1, 1994. Accordingly, such unrealized losses were recorded in prior period earnings.

  Marketable securities are considered available for sale and consist primarily of preferred and common stocks. Gains and losses are recognized in income when realized using the specific identification method. The fair value for marketable securities is based on quoted market prices.

  Investment strategies are considered trading securities and consist primarily of limited partnerships which invest in common stocks. Fair value is determined by reference to the fair value of the underlying common stocks which is based on quoted market prices.

 Fixed assets

  Fixed assets are carried at cost. Furniture and equipment with a cost of $71,108,000 at December 31, 1996 ($64,414,000 at December 31, 1995) are
depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements with a cost of $8,177,000 at December 31, 1996 ($7,938,000 at December 31, 1995) are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms.

 Intangible assets

  Intangible assets consist primarily of the excess of cost over the value of net tangible assets of acquired businesses and are amortized principally over forty years using the straight-line method. Accumulated amortization at December 31, 1996 was $6,316,000 ($7,234,000 at December 31, 1995).

 Earnings per share

  Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during the respective period. Common equivalent shares include incremental shares from dilutive stock options since the date of grant using the treasury stock method. There is no material difference between primary and fully diluted per share amounts.

 Stock based compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock options granted to employees.

                           ARTHUR J. GALLAGHER & CO.

2. ACQUISITIONS

 Poolings of interests

  In 1996, the Company acquired substantially all the net assets of five insurance brokerage firms and one investigative services company in exchange for 1,115,000 shares of its common stock. In 1995, the Company acquired substantially all the net assets of nine insurance brokerage firms in exchange for 723,000 shares of its common stock. These acquisitions were accounted for as poolings of interests and, except for three of the 1996 acquisitions and seven of the 1995 acquisitions whose results were not significant, the financial statements for all periods prior to the acquisition dates have been restated to include the operations of these companies.

  The following summarizes the restatement to reflect the 1996 acquisitions:

                                                    ATTRIBUTABLE TO
                                ARTHUR J. GALLAGHER POOLED COMPANIES AS RESTATED
                                ------------------- ---------------- -----------
                                                 (IN THOUSANDS)
1995
----
Revenues.......................      $416,006           $23,524       $439,530
Net earnings...................        41,491             1,054         42,545
                                     ========           =======       ========
1994
----
Revenues.......................      $370,339           $23,633       $393,972
Net earnings...................        34,405             2,761         37,166
                                     ========           =======       ========

  In 1996, the Company also acquired a majority equity interest in a risk management company, which was accounted for as a purchase.

3. MARKETABLE SECURITIES

  The following is a summary of available for sale marketable securities:

                         COST OR          GROSS             GROSS        FAIR
DECEMBER 31, 1996     AMORTIZED COST UNREALIZED GAINS UNREALIZED LOSSES  VALUE
-----------------     -------------- ---------------- ----------------- -------
                                           (IN THOUSANDS)
Preferred stocks.....    $23,446          $1,126           $  434       $24,138
Fixed maturities.....      4,962             116              234         4,844
Common stocks........      6,991           1,542              634         7,899
                         -------          ------           ------       -------
                         $35,399          $2,784           $1,302       $36,881
                         =======          ======           ======       =======
DECEMBER 31, 1995
-----------------
Preferred stocks.....    $25,111          $  996           $  447       $25,660
Fixed maturities.....      5,695             119              479         5,335
Common stocks........     10,850             884            1,017        10,717
                         -------          ------           ------       -------
                         $41,656          $1,999           $1,943       $41,712
                         =======          ======           ======       =======

  The gross realized gains on sales of marketable securities totaled $1,652,000, $1,079,000 and $2,004,000 for the years ended December 31, 1996,
1995, and 1994, respectively. The gross realized losses totaled $881,000, $1,918,000 and $312,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

  Substantially all fixed maturity securities mature in 2000 or later. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations.

  The net unrealized gains (losses) on investment strategies included in income amounted to $3,928,000 in 1996, ($171,000) in 1995, and $83,000 in
1994.

                           ARTHUR J. GALLAGHER & CO.

4. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  At December 31, 1996, securities sold under agreements to repurchase the identical securities are collateralized by government backed small business administration loans and government securities with a carrying value of $23,034,000 and a fair value of $23,262,000. The securities collateralizing the agreements were held by two primary dealers. At December 31, 1995, these securities had a carrying value of $20,071,000 and a fair value of $20,253,000.

5. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1996   1995
                                                                  ------ ------
                                                                       (IN
                                                                   THOUSANDS)
6.64% unsecured term note, payable in annual installments of
 $630............................................................ $1,260 $1,890
6.30% unsecured term note, payable in annual installments of
 $500............................................................  1,000  1,500
                                                                  ------ ------
                                                                   2,260  3,390
Less current portion.............................................  1,130  1,130
                                                                  ------ ------
                                                                  $1,130 $2,260
                                                                  ====== ======

  Terms of the loan agreements include various covenants which require the Company to maintain specified levels of tangible net worth and restrict the amount of payments on certain expenditures.

  Maturities of long-term debt total $1,130,000 for 1997 and $1,130,000 for 1998.

  In 1994, the Company retired its $20 million variable-rate (based on LIBOR plus .4%) unsecured revolving credit agreement that was due in 1998. In connection with the retirement, the Company also recognized a gain of $656,000 on the settlement of interest rate exchange agreements that had been entered into in 1993 to fix the rate of interest payable on the revolving credit agreement. The credit agreement remains in effect and expires on June 30, 2001. As of December 31, 1996, there were no borrowings outstanding under this agreement.

  The Company also has line of credit facilities of $27,500,000 which expire on April 30, 1997. Short-term borrowings under these facilities totaled $10,000,000 at December 31, 1996. No borrowings existed under these facilities at December 31, 1995. The weighted average interest rate on short-term borrowings during 1996 was 6.875%.

6. CAPITAL STOCK AND STOCKHOLDERS' RIGHTS PLAN

 Capital Stock

  The table below summarizes certain information about the Company's capital stock at December 31:

                                                1996                 1995
                                         --------------------- -----------------
                                                   AUTHORIZED   PAR   AUTHORIZED
CLASS                                    PAR VALUE   SHARES    VALUE    SHARES
-----                                    --------- ----------- ------ ----------
Preferred stock.........................  No par     1,000,000 No par  1,000,000
Common stock............................  $ 1.00   100,000,000 $ 1.00 50,000,000

 Stockholders' Rights Plan

  Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, were distributed May 12, 1987 as a dividend to holders of the Company's common stock at the rate of one Right for each common share held. Under certain conditions, each

                           ARTHUR J. GALLAGHER & CO.

Right may be exercised to purchase one share of common stock at an exercise price of $100. The Rights become exercisable and transferable apart from the common stock after a public announcement that a person or group has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If the Company is acquired in a merger or business combination, each Right may be exercised to purchase the common stock of the surviving company having a market value of twice the exercise price of each Right. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007. The Rights may be redeemed by the Company at 5 cents per Right at any time prior to the public announcement of the acquisition of 20% of the common stock. At December 31, 1996, 25,000,000 shares of common stock were reserved for potential exercise of the Rights.

7. STOCK OPTION PLANS

  The Company has incentive and nonqualified stock option plans for officers and key employees of the Company and its subsidiaries. The options are granted at the fair market value of the underlying shares at the date of grant. Options granted under the nonqualified plan become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire ten years from the date of grant, or earlier in the event of termination of the employee. No options may be granted under the plan ten years after its inception.

  In addition, the Company has a non-employee director's stock option plan which currently authorizes 200,000 shares for grant, with Discretionary Options granted at the direction of the Option Committee and Retainer Options granted in lieu of their annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair market value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

  The Company also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as the Company's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

  The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for stock options granted to employees. Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," requires disclosure of pro forma information regarding net earnings and earnings per share, using pricing models to estimate the fair value of stock option grants. Had compensation expense for the Company's stock option plans been determined based on the estimated fair value at the date of grant consistent with the methodology prescribed under SFAS 123, approximate net earnings and earnings per share would have been as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                          1996         1995
                                                      ------------ ------------
                                                      (IN THOUSANDS, EXCEPT PER
                                                             SHARE DATA)
Pro forma net earnings............................... $     45,159 $     42,292
Pro forma net earnings per common and common equiva-
 lent share.......................................... $       2.59 $       2.45

                           ARTHUR J. GALLAGHER & CO.

  For purposes of the pro forma disclosures, the estimated fair values of the option grants are amortized to expense over the options' expected lives. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                     1996  1995
                                                                     ----  ----
Dividend yield......................................................  2.9%  2.9%
Risk-free interest rate.............................................  6.3%  6.2%
Volatility.......................................................... 24.1% 24.5%
Expected life (years)...............................................  8.0   8.0

  Transactions related to all stock options are as follows:

                                            YEARS ENDED DECEMBER 31,
                                 --------------------------------------------------
                                      1996             1995             1994
                                 ---------------- ---------------- ----------------
                                         WEIGHTED         WEIGHTED         WEIGHTED
                                 SHARES  AVERAGE  SHARES  AVERAGE  SHARES  AVERAGE
                                 UNDER   EXERCISE UNDER   EXERCISE UNDER   EXERCISE
                                 OPTION   PRICE   OPTION   PRICE   OPTION   PRICE
                                 ------  -------- ------  -------- ------  --------
                                   (IN THOUSANDS, EXCEPT EXERCISE PRICE DATA)
Beginning balance............... 4,770    $25.87  4,614    $24.29  3,997    $22.90
Granted.........................   714     32.05    626     34.49    870     29.36
Exercised.......................  (398)    20.02   (356)    19.80   (171)    18.22
Canceled........................  (176)    28.44   (114)    27.97    (82)    23.15
                                 -----    ------  -----    ------  -----    ------
Ending balance.................. 4,910    $27.18  4,770    $25.87  4,614    $24.29
                                 =====    ======  =====    ======  =====    ======
Exercisable at end of year...... 1,728            1,513            1,283
                                 =====            =====            =====

  Options with respect to 1,500,000 shares were available for grant at December 31, 1996.

  Information regarding options outstanding and exercisable at December 31, 1996 is summarized as follows:

                                 OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                           -------------------------------- --------------------
                                        WEIGHTED
                                         AVERAGE
                                        REMAINING  WEIGHTED             WEIGHTED
                                       CONTRACTUAL AVERAGE              AVERAGE
RANGE OF EXERCISE PRICES     NUMBER       LIFE     EXERCISE   NUMBER    EXERCISE
------------------------   OUTSTANDING (IN YEARS)   PRICE   EXERCISABLE  PRICE
                           ----------- ----------- -------- ----------- --------
                                (IN THOUSANDS, EXCEPT EXERCISE PRICE DATA)
$   7.13 - $21.25........     1,541        3.4      $19.01       848     $18.47
 22.00 -  30.13..........     1,240        6.0       26.14       487      24.91
 30.25 -  33.75..........     1,566        7.8       32.69       332      33.16
 34.25 -  39.13..........       563        8.5       34.50        61      34.44
                              -----        ---      ------     -----     ------
$   7.13 - $39.13........     4,910        6.0      $27.18     1,728     $23.67
                              =====        ===      ======     =====     ======

8. RETIREMENT PLANS

  The Company has a noncontributory defined benefit pension plan which covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. The Company's contributions to the plan satisfy the minimum funding requirements of ERISA. Plan assets consist primarily of common stocks and bonds invested under the terms of a group annuity contract managed by a life insurance company.

                           ARTHUR J. GALLAGHER & CO.

  The Company accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference beteween the present value of the projected benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

  The following table sets forth the plan's estimated funded status and amounts recognized in the Company's consolidated financial statements:

                                                              DECEMBER 31,
                                                             ----------------
                                                              1996     1995
                                                             -------  -------
                                                             (IN THOUSANDS)
Actuarial present value of accumulated benefit obligation:
 Vested..................................................... $30,115  $24,775
 Nonvested..................................................   6,039    6,027
                                                             -------  -------
                                                             $36,154  $30,802
                                                             =======  =======
Projected benefit obligation................................ $52,931  $45,143
Assets at fair value........................................  39,045   31,900
                                                             -------  -------
Projected benefit obligation in excess of plan assets.......  13,886   13,243
                                                             -------  -------
Unrecognized net loss from past experience different from
 that assumed and effects of changes in assumptions.........    (287)  (1,473)
Unamortized portion of net obligation at January 1..........    (555)    (611)
                                                             -------  -------
Unfunded accrued pension cost............................... $13,044  $11,159
                                                             =======  =======

Pension expense for the plan consists of the following:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                         ----------------------
                                                          1996    1995    1994
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
Service cost--benefits earned during the year........... $5,790  $5,027  $5,400
Interest cost on projected benefit obligation...........  3,322   2,775   2,467
Actual return on plan assets............................ (3,561) (5,283)   (158)
Net amortization and deferral...........................    722   3,194  (1,366)
                                                         ------  ------  ------
Net pension expense..................................... $6,273  $5,713  $6,343
                                                         ======  ======  ======

  The following assumptions were used in determining the actuarial present value of the plan's projected benefit obligation:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                  1996 1995 1994
                                                                  ---- ---- ----
Discount rate.................................................... 7.5% 7.5% 8.0%
Rate of increase in future compensation levels................... 6.5% 6.5% 7.0%
Expected long-term rate of return on assets...................... 9.0% 9.0% 9.0%

  The Company has a contributory savings and thrift plan covering the majority of its employees. Company contributions are at the discretion of the Company's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. The Company contributed $2,396,000, $1,035,000, and $879,000 in 1996, 1995 and 1994, respectively.

                           ARTHUR J. GALLAGHER & CO.

  The Company also has a foreign defined contribution plan which provides for basic contributions by the Company and voluntary contributions by employees which are matched 100% by the Company, up to a maximum of 5% of salary, as defined. Net expense for foreign retirement plans amounted to $1,383,000 in 1996, $1,703,000 in 1995 and $1,611,000 in 1994.

9. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  In 1992, the Company amended its health benefits plan to eliminate retiree coverage, except for current retirees and those employees who had already attained a specified age and length of service. The retiree health plan is contributory, with contributions adjusted annually, and is funded on a pay-as-you-go basis.

  The components of the net periodic postretirement benefit cost include the following:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                           --------------------
                                                            1996   1995   1994
                                                           ------  ----  ------
                                                             (IN THOUSANDS)
Service cost.............................................. $  --   $--   $  --
Interest cost.............................................    717   701     828
Amortization of transition obligation.....................    512   512     512
Amortization of gain......................................   (209) (379)    --
                                                           ------  ----  ------
                                                           $1,020  $834  $1,340
                                                           ======  ====  ======

  The following table sets forth the estimated funded status and amounts recognized in the Company's consolidated financial statements:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees.................................................... $ 5,276  $ 3,939
  Active eligible employees...................................   4,836    5,968
                                                               -------  -------
                                                                10,112    9,907
Unrecognized transition obligation............................  (8,188)  (8,700)
Unrecognized gain.............................................   1,611    1,644
                                                               -------  -------
Accrued postretirement benefit cost........................... $ 3,535  $ 2,851
                                                               =======  =======

  The assumed healthcare cost trend rate used for the next year is 8.5%, scaling down to 4.5% after 12 years. A 1% increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligation by $1,341,000 at December 31, 1996 and would increase the net periodic postretirement benefit cost for 1996 by $93,000.

  The discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1996 and 1995. The transition obligation is being amortized over 20 years.

10. COMMITMENTS AND CONTINGENCIES

  The Company is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on the Company's financial position or operating results.

                           ARTHUR J. GALLAGHER & CO.

  The Company generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain escalation clauses related to increases in the cost of living in future years.

  Minimum aggregate rental commitments at December 31, 1996 under noncancelable operating leases having an initial term of more than one year are as follows:

                                                                      TOTAL
                                                                  --------------
                                                                  (IN THOUSANDS)
1997.............................................................    $ 24,939
1998.............................................................      21,782
1999.............................................................      19,422
2000.............................................................      15,287
2001.............................................................      12,050
Subsequent years.................................................      70,275
                                                                     --------
                                                                     $163,755
                                                                     ========

  Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $28,236,000 in 1996, $27,520,000 in 1995 and $26,112,000 in 1994.

11. INCOME TAXES

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
Earnings before income taxes consist of:
  Domestic........................................... $65,200  $64,981  $56,665
  Foreign............................................   4,199    3,401    2,187
                                                      -------  -------  -------
                                                      $69,399  $68,382  $58,852
                                                      =======  =======  =======
Provision for income taxes consists of:
  Federal--
    Current.......................................... $19,953  $22,355  $21,327
    Deferred.........................................  (2,911)  (2,734)  (4,639)
                                                      -------  -------  -------
                                                       17,042   19,621   16,688
                                                      -------  -------  -------
  State and local--
    Current..........................................   5,335    5,295    5,023
    Deferred.........................................    (415)    (384)    (637)
                                                      -------  -------  -------
                                                        4,920    4,911    4,386
                                                      -------  -------  -------
  Foreign--
    Current..........................................     729    1,524    (488)
    Deferred.........................................     905     (219)   1,100
                                                      -------  -------  -------
                                                        1,634    1,305      612
                                                      -------  -------  -------
Total provision...................................... $23,596  $25,837  $21,686
                                                      =======  =======  =======

                           ARTHUR J. GALLAGHER & CO.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                                  1996    1995
                                                                 ------- -------
                                                                 (IN THOUSANDS)
Deferred tax liabilities:
  Leveraged leases.............................................. $ 1,324 $ 2,760
  Unrealized investment gains...................................     592      22
  Other.........................................................   4,555   4,385
                                                                 ------- -------
    Deferred tax liabilities....................................   6,471   7,167
                                                                 ------- -------
Deferred tax assets:
  Accrued and unfunded compensation and employee benefits.......  12,620  11,390
  Accrued liabilities...........................................  11,132   9,495
  Other.........................................................   1,040     970
                                                                 ------- -------
    Total deferred tax assets...................................  24,792  21,855
    Valuation allowance for deferred tax assets.................     --      --
                                                                 ------- -------
    Deferred tax assets.........................................  24,792  21,855
                                                                 ------- -------
Net deferred tax assets......................................... $18,321 $14,688
                                                                 ======= =======

  A reconciliation of the provision for income taxes with the U.S. federal income tax rate is as follows:

                                          YEARS ENDED DECEMBER 31,
                                -----------------------------------------------
                                     1996            1995            1994
                                --------------- --------------- ---------------
                                          % OF            % OF            % OF
                                         PRETAX          PRETAX          PRETAX
                                AMOUNT   INCOME AMOUNT   INCOME AMOUNT   INCOME
                                -------  ------ -------  ------ -------  ------
                                               (IN THOUSANDS)
Federal statutory rate......... $24,290   35.0  $23,934   35.0  $20,598   35.0
State income taxes--net of
 federal.......................   3,148    4.5    3,428    5.0    2,719    4.6
Pre-acquisition earnings of
 pooled companies taxed to
 previous owners...............    (468)  (0.7)  (1,065)  (1.6)  (1,534)  (2.6)
Foreign taxes..................     208    0.3      215    0.3      433    0.7
General business credits.......    (603)  (0.8)    (778)  (1.1)    (771)  (1.3)
Other--net.....................  (2,979)  (4.3)     103    0.2      241     .4
                                -------   ----  -------   ----  -------   ----
                                $23,596   34.0  $25,837   37.8  $21,686   36.8
                                =======   ====  =======   ====  =======   ====

  Due to changes in the U.S. federal income tax laws effective in 1994, the Company began providing for U.S. income taxes on the undistributed earnings of its foreign subsidiaries. Prior to 1994, the Company did not provide for U.S. income taxes on the undistributed earnings ($19,200,000 at December 31, 1996) of certain foreign subsidiaries which are considered permanently invested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings is $5,000,000.

                           ARTHUR J. GALLAGHER & CO.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
12. FOREIGN OPERATIONS

  Financial data by geographic area of operations are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------- --------  --------
                                                        (IN THOUSANDS)
Revenues:
  Commissions and fees
    United States................................ $ 406,520 $390,547  $353,615
    Foreign, principally United Kingdom..........    26,466   27,235    26,786
                                                  --------- --------  --------
                                                    432,986  417,782   380,401
  Investment income..............................    23,693   21,748    13,571
                                                  --------- --------  --------
                                                  $ 456,679 $439,530  $393,972
                                                  ========= ========  ========
Earnings before taxes:
  Operating profit (loss)
    United States................................ $  72,062 $ 70,122  $ 64,577
    Foreign, principally United Kingdom..........        48   (1,285)      (31)
                                                  --------- --------  --------
                                                     72,110   68,837    64,546
  General corporate expense, including interest
   expense and investment income.................     2,711      455     5,694
                                                  --------- --------  --------
                                                  $  69,399 $ 68,382  $ 58,852
                                                  ========= ========  ========
                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
Identifiable assets:
  United States............................................ $279,759  $264,506
  Foreign, principally United Kingdom......................  133,368   142,774
                                                            --------  --------
                                                             413,127   407,280
  Corporate................................................  177,297   158,551
                                                            --------  --------
                                                            $590,424  $565,831
                                                            ========  ========

  The consolidated financial statements include liabilities of $107,053,000 at December 31, 1996 ($116,866,000 at December 31, 1995) after elimination of intercompany balances applicable to foreign operations.

  Exchange gains (losses) were approximately $253,000 in 1996, $85,000 in 1995 and ($81,000) in 1994.

13. QUARTERLY OPERATING RESULTS (UNAUDITED)

  Quarterly operating results for 1996 and 1995 were as follows:

                                              1ST      2ND      3RD      4TH
                                            -------- -------- -------- --------
                                              (IN THOUSANDS, EXCEPT PER SHARE
1996                                                       DATA)
Total revenues............................. $106,821 $108,618 $121,696 $119,544
Earnings before income taxes...............   14,579   12,307   25,520   16,993
Net earnings...............................    8,944    7,533   18,057   11,269
Net earnings per common and common
 equivalent share..........................      .51      .44     1.03      .65
1995
Total revenues............................. $103,216 $100,883 $118,362 $117,069
Earnings before income taxes...............   12,603    9,784   26,179   19,816
Net earnings...............................    7,633    5,786   16,372   12,754
Net earnings per common and common
 equivalent share..........................      .45      .34      .94      .74

                              MANAGEMENT'S REPORT

  The Management of Arthur J. Gallagher & Co. is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgments. Other financial information presented in the annual report is consistent with the financial statements.

  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based upon written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit program and staff. Policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

  Ernst & Young LLP, independent auditors, has audited the Company's financial statements and their report is presented herein.

  The Board of Directors has an Audit Committee composed entirely of outside Directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

                                          Arthur J. Gallagher & Co.

Itasca, Illinois
January 21, 1997

                                          /s/ J. Patrick Gallagher, Jr.
                                          -------------------------------------
                                          J. Patrick Gallagher, Jr.
                                          President and Chief Executive
                                           Officer

                                          /s/ Michael J. Cloherty
                                          -------------------------------------
                                          Michael J. Cloherty
                                          Executive Vice President and
                                          Chief Financial Officer

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Arthur J. Gallagher & Co.

  We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, in 1994, the Company changed its method of accounting for certain investments in debt and equity securities.

                                          /s/ Ernst & Young LLP
                                          -------------------------------------
                                          ERNST & YOUNG LLP

Chicago, Illinois
January 21, 1997

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are estimated as follows:

      Securities and Exchange Commission Registration Fee.............. $11,955
      Printing Expenses................................................  15,000
      Legal Fees and Expenses..........................................   5,000
      Accountant's Fees and Expenses...................................   5,000
      Miscellaneous Costs..............................................   5,000
                                                                        -------
          Total........................................................ $41,955
                                                                        =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article Seventh of the Registrant's By-laws (filed as Exhibit 3.2) and Article Thirteenth of the Company's Restated Certificate of Incorporation (filed as Exhibit 3.1) provide in effect for the indemnification by the Registrant of each director, officer, employee or agent of the Registrant to the full extent permitted by the General Corporation Law of Delaware.

  Article Seventh of the Registrant's By-laws provides that the Registrant shall indemnify any person in connection with any action, suit, or proceeding brought or threatened by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another enterprise against all costs actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is permitted to be provided to such persons in connection with an action or suit by or in the right of the Registrant, and provided further that such person shall not have been adjudged liable for negligence or misconduct in the performance of his duty to the Registrant, unless, in view of all the circumstances of the case, the court in which the action or suit was brought determines that such person despite the adjudication of liability is fairly and reasonably entitled to indemnity for such expenses.

  Article Thirteenth of the Company's Restated Certificate of Incorporation eliminates the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director except where a director breaches his duty of loyalty to the Company and its stockholders, fails to act in good faith or engages in intentional misconduct or a knowing violation of law, authorizes the payment of a dividend or stock repurchase which is illegal under Section 174 of the Delaware General Corporation Laws or obtains an improper personal benefit.

  The Registrant also maintains and pays premiums on a directors' and officers' liability insurance policy and entered into an Indemnity Agreement with each of the directors and officers of the Company. The provisions of the Indemnity Agreement alter or clarify the statutory indemnity in the following respect: (1) indemnity will be explicitly provided for settlements in derivative actions; (2) prompt payment of litigation expenses will be provided in advance of indemnification; (3) prompt indemnification of advances of expenses will be provided unless a determination is made that the director or officer has not met the required standard; (4) the director or officer will be permitted to petition a court to determine whether his actions meet the standards required; and (5) partial indemnification will be permitted in the event that the director or officer is not entitled to full indemnification. In addition, the Indemnity Agreement specifically includes indemnification with respect to actions, suits or proceedings brought under and/or predicated upon the Securities Act of 1993, as amended, and/or the Securities Exchange Act of 1934, as amended.

  The preceding summary is qualified in its entirety by the Company's Restated Certificate of Incorporation, By-laws and Indemnity Agreement which are filed as exhibits to this Registration Statement and for further information, reference is made thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the past three years, the Registrant has not sold securities which were not registered under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  A list of exhibits and financial statement schedules included as part of this Registration Statement is set forth in the list which immediately precedes such exhibits and schedules and is hereby incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) any addition or deletion of a managing underwriter.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to any provision of the Registrant's By-laws, Directors' and Officers' Liability Insurance Policy, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ITASCA, AND STATE OF ILLINOIS, ON THE 24TH DAY OF MARCH, 1997.

                                          Arthur J. Gallagher & Co.

                                               /s/ J. Patrick Gallagher, Jr.
                                          By: _________________________________
                                                 J. Patrick Gallagher, Jr.
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON MARCH 24, 1997 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


           Robert E. Gallagher*             Chairman and Director
___________________________________________
           (Robert E. Gallagher)

       /s/ J. Patrick Gallagher, Jr.        President and Director (Chief Executive
___________________________________________   Officer)
        (J. Patrick Gallagher, Jr.)

          /s/ Michael J. Cloherty           Executive Vice President and Director
___________________________________________   (Chief Financial Officer)
           (Michael J. Cloherty)

             /s/ David B. Hoch              Controller (Chief Accounting Officer)
___________________________________________
              (David B. Hoch)

            T. Kimball Brooker*             Director
___________________________________________
           (T. Kimball Brooker)

             John G. Campbell*              Director
___________________________________________
            (John G. Campbell)

            Jack M. Greenberg*              Director
___________________________________________
            (Jack M. Greenberg)

         Frank M. Heffernan, Jr.*           Director
___________________________________________
         (Frank M. Heffernan, Jr.)

            Philip A. Marineau*             Director
___________________________________________
            Philip A. Marineau

            Walter F. McClure*              Director
___________________________________________
            (Walter F. McClure)

             James R. Wimmer*               Director
___________________________________________
             (James R. Wimmer)

          /s/ Carl E. Fasig
*By: ________________________________
           Carl E. Fasig,
          Attorney-in-Fact

               LIST OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

       3.1 Restated Certificate of Incorporation of the Company (in-corporated by reference to the same exhibit number to Company's Form 10-Q Quarterly Report for the quarterly pe-riod ended June 30, 1996, File No. 1-9761).
       3.2 By-Laws of the Company (incorporated by reference to the same exhibit number to Company's Form S-1 Registration
               Statement No. 33-10447).
       3.3     Rights Agreement between the Company and Bank of America
               Illinois (formerly Continental Illinois National Bank and
               Trust Company of Chicago) (incorporated by reference to Exhibits 1 and 2 to Company's Form 8-A Registration State-ment filed May 12, 1987, File No. 0-13480).
       3.4 Assignment and Assumption Agreement of Rights Agreement by and among Bank of America Illinois (formerly Continental
               Illinois National Bank and Trust Company of Chicago), Har-ris Trust and Savings Bank and the Company (incorporated by reference to the same exhibit number to Company's Form
               S-8 Registration Statement No. 33-38031).
       3.5 Amendment No. 1 to Exhibit Number 3.3 (incorporated by reference to the same exhibit number to Company's Form 10-
               Q Quarterly Report for the quarterly period ended June 30, 1996, File No. 1-9761).
       4.1 Instruments defining the rights of security holders (rele-vant portions contained in the Restated Certificate of In-corporation and By-Laws of the Company and the Rights
               Agreement in Exhibits 3.1, 3.2, and 3.3, respectively, hereby incorporated by reference).
       4.4 Credit Agreement dated February 16, 1993 (incorporated by reference to same exhibit number to Company's Form 10-K
               Annual Report for 1992, File No. 1-9761).
      *5.0     Opinion of Carl E. Fasig, Counsel and Secretary to the
               Company, including consent.
      10.1 Arthur J. Gallagher & Co. Incentive Stock Option Plan and related form of stock option agreement (incorporated by reference to the same exhibit number to Company's Form S-1
               Registration Statement No. 2-89195).
      10.1.1 Amendment No. 1 to Exhibit Number 10.1 (incorporated by reference to Exhibit Number 10.3 to Company's Form S-8
               Registration Statement No. 33-604).
      10.1.2 Amendment No. 2 to Exhibit Number 10.1 (incorporated by reference to Exhibit Number 10.3.1 to Company's Form S-8
               Registration Statement No. 33-14625).
      10.2 Arthur J. Gallagher & Co. Nonqualified Stock Option Plan and related form of stock option agreement (incorporated by reference to the same exhibit number to Company's Form
               S-1 Registration Statement No. 2-89195).
      10.2.1 Amendment No. 1 to Exhibit Number 10.2 (incorporated by reference to Exhibit Number 10.4 to Company's Form S-8
               Registration Statement No. 33-604).
      10.2.2 Amendment No. 2 to Exhibit Number 10.2 (incorporated by reference to Exhibit Number 10.4.1 to Company's Form S-8
               Registration Statement No. 33-14625).
      10.25    Arthur J. Gallagher & Co. United Kingdom Incentive Stock
               Option Plan and related form of stock option agreement
               (incorporated by reference to the same exhibit number to Company's Form 10-K Annual Report for 1986, File No. 0-
               13480).

      10.26    Arthur J. Gallagher & Co. 1988 Incentive Stock Option Plan
               (incorporated by reference to the same exhibit number to Company's Form S-1 Registration Statement No. 33-22029).
      10.26.1 Amendment No. 1 to Exhibit No. 10.26 (incorporated by ref-erence to Exhibit Number 10.3 to Company's Form S-8 Regis-tration Statement No. 33-24251).
      10.26.2 Amendment No. 2 to Exhibit No. 10.26 (incorporated by ref-erence to same exhibit number on Company's Form S-8 Regis-tration Statement No. 33-64614).
      10.27    Arthur J. Gallagher & Co. 1988 Nonqualified Stock Option
               Plan (incorporated by reference to the same exhibit number to Company's Form S-1 Registration Statement No. 33-
               22029).
      10.27.1 Amendment No. 1 to Exhibit Number 10.27 (incorporated by reference to Exhibit Number 10.4 to Company's Form S-8
               Registration Statement No. 33-30762).
      10.27.2 Amendment No. 2 to Exhibit No. 10.27 (incorporated by ref-erence to Exhibit No. 10.5 to Company's Form S-8 Registra-tion Statement No. 33-38031).
      10.27.3 Amendment No. 3 to Exhibit No. 10.27 (incorporated by ref-erence to same exhibit number on Company's Form S-8 Regis-tration Statement No. 33-64614).
      10.27.4 Amendment No. 5 to Exhibit No. 10.27 (incorporated by ref-erence to the same exhibit number to Company's Form S-8
               Registration Statement No. 33-80648).
      10.27.5 Amendment No. 6 to Exhibit No. 10.27 (incorporated by ref-erence to the same exhibit number to Company's Form S-8
               Registration Statement No. 333-06359).
      10.28    Arthur J. Gallagher & Co. 1989 Non-Employee Directors'
               Stock Option Plan (incorporated by reference to Exhibit
               Number 10.1 to Company's Form S-8 Registration Statement
               No. 33-30816).
      10.28.1 Amendment No. 1 to Exhibit No. 10.28 (incorporated by ref-erence to the same exhibit number to Company's Form 10-K
               Annual Report for 1990, File No. 1-9761).
      10.28.2 Amendment No. 3 to Exhibit No. 10.28 (incorporated by ref-erence to same exhibit number on Company's Form S-8 Regis-tration Statement No. 33-64614).
      10.28.3 Amendment No. 5 to Exhibit No. 10.28 (incorporated by ref-erence to the same exhibit number to Company's Form S-8
               Registration Statement No. 33-80648).
      10.28.4 Amendment No. 6 to Exhibit No. 10.28 (incorporated by ref-erence to the same exhibit number to Company's Form S-8
               Registration Statement No. 333-06359).
      10.5     Lease Agreement between Arthur J. Gallagher & Co. and
               Itasca Center III Limited Partnership, a Texas limited partnership, dated July 26, 1989 (incorporated by refer-ence to the same exhibit number to Company's Form 10-K An-nual Report for 1989, File No. 1-9761).
      10.7     Letter dated December 31, 1983 from Arthur J. Gallagher &
               Co. to Bank of America Illinois (formerly Continental Il-linois National Bank and Trust Company of Chicago) regard-ing Common Stock Purchase Financing Program including ex-hibits thereto and related letters (incorporated by refer-ence to the same exhibit number to Company's Form S-1 Reg-istration Statement No. 2-89195).
      10.7.1   Amendment to Exhibit Number 10.7 dated September 11, 1985
               (incorporated by reference to the same exhibit number to Company's Form 10-K Annual Report for 1985, File No. 0-
               13480).

      10.10    Board of Directors' Resolution from meeting on January 26,
               1984, relating to consulting and retirement benefits for
               certain directors (incorporated by reference to the same
               exhibit number to Company's Form S-1 Registration State-
               ment No.
               2-89195).
      10.11    Form of Indemnity Agreement between the Company and each
               of its directors and corporate officers (incorporated by
               reference to Attachment A to the Company's Proxy Statement dated April 10, 1987 for its Annual Meeting of Stockhold-
               ers, File No. 0-13480).
      10.13    Arthur J. Gallagher & Co. Stock Option Agreements dated
               May 10, 1988 between the Company and each of Robert H. B.
               Baldwin, Jack M. Greenberg and James R. Wimmer (incorpo-
               rated by reference to the same exhibit number to Company's
               Form 10-K Annual Report for 1988, File No. 1-9761).
      11.0     Statement re: computation of earnings per common and com-
               mon equivalent share (incorporated by reference to the
               same exhibit number to Company's Form 10-K Annual Report
               for 1996, File No. 1-9761).
     *21.0     Subsidiaries of the Company, including state or other ju-
               risdiction of incorporation or organization and the names
               under which each does business.
     *23.1     Consent of Ernst & Young LLP, as independent auditors.
      23.2     Consent of Carl E. Fasig, Counsel and Secretary to the
               Company, included in Exhibit 5.0.
     *24.0     Powers of Attorney.
      27.0     Financial Data Schedule (incorporated by reference to the
               same exhibit number to Company's Form 10-K Annual Report
               for 1996, File No. 1-9761).

    All other exhibits are omitted because they are inapplicable.

  (b) Financial Statement Schedules:

   **Schedule II Valuation and Qualifying Accounts

  All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.
--------
 *Filed herewith.
**Incorporated by reference to the Company's Form 10-K Annual Report for 1996,
   File No. 1-9761.